
SAM
The Boston Beer Company, Inc. ◆ Annual Report 20
SAM ADAMS
The Revolution Begins Again
Continuing the Independent Spirit
SUMMER JAM
The Stars Shine in Boston
SAMUEL ADAMS
SAMUEL ADAMS 1



Train performing at the
Sam Adams Summer Jam.



SAM

The Boston Beer Company, Inc. • Annual Report 2001

letter from the EDITORS

The spirit of independence is alive and well at The Boston Beer Company. In 2001, we once again demonstrated this independent spirit in many ways. In perhaps the year's most exciting development, we have launched the Second American Beer Revolution with the test marketing of Sam Adams Light.™

We have always been passionate about quality. An important part of our effort to improve quality was the continuation of our draft quality audits in 2001. During the year our brewers and sales force successfully performed almost 10,000 draft audits. We won't rest until we know that every glass of Sam Adams® beer tastes as good when it reaches our drinker as it does when it comes fresh out of our tanks.

When our brewers are not auditing draft systems, they are hard at work in our breweries in Boston and Cincinnati, developing new recipes and ensuring that each brew meets their exacting standards for quality and taste. The brewers again challenged drinkers' perceptions of beer with Sam Adams Utopias MMII™, which checked in at a world-record shattering 24% alcohol by volume. Utopias is unique and complex like a fine Cognac, old sherry or vintage Port.

We also made giant strides towards increasing our visibility with our drinkers in 2001. One of those initiatives was a partnership with Miramax Films and Live Planet, the Hollywood film production company founded by Matt Damon, Ben Affleck, Sean Bailey and Chris Moore. We became the official sponsor of their "Project Greenlight" screenwriting contest. And we extended that format to create a similar contest that sought concepts for a Sam Adams television commercial.

That partnership works because of our shared values. We share an independent spirit, a drive to fight the establishment against all odds, and a desire to do things others would not dare do. There are thousands of screenplays collecting dust not for lack of talent, but for lack of opportunity. We believe that an audience exists for movies from unknown screenwriters just as surely as there was a market for the beer that Jim first brewed in his kitchen in 1984. We are proud to support Matt, Ben, Sean and Chris in their mission to help creative people break into Hollywood.

Light beer continues to be the largest growing segment of the beer industry, and the major domestic brewers continue to dominate it. While there are many offerings in the marketplace, none is the Sam Adams of light beers. Our mission is to introduce new beers only when we think there is an unserved demand that we can fill. We believe that Sam Adams Light fills that void in the marketplace. We believe that drinkers deserve and will prefer a great-tasting, yet drinkable light beer. After years of recipe perfection, we believe that Sam Adams Light is the light at the end of the tunnel for all those drinkers who love light beer but seek more taste.

In 2001 we test marketed Sam Adams Light in four markets, and, so far Sam Adams Light is living up to the revolutionary legacy started by Samuel Adams Boston Lager®. In July 2001, we began selling Sam Adams Light in Rhode Island and Maine, and we expanded to Columbus, Ohio and San Diego, California in December. The results have been encouraging and we have received positive reaction from consumers, retailers and wholesalers alike. We look forward to continuing to learn about this market for a high-quality, light better beer.

As a Company, we are single-minded. The focus of our entire team is to earn the loyalty and respect of our drinkers, and hopefully our share of their beer consumption. Our commitment to this goal remains the same. Whether it be draft quality audits to ensure the best Sam Adams possible, or the introduction of exciting new products such as Sam Adams Light, our beer and all of our efforts must exceed our drinkers expectations. We met that challenge in 2001, and we will continue to deliver.

Cheers,

Jim Koch
Founder and Chairman
The Boston Beer Company, Inc.

Martin Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.


SAMUEL ADAMS

correspondence
SAM FAN MAIL

Dear Jim,

We were very excited to be an integral part of the Sam Adams *Summer Jam 2001*. Every hour, every minute, every event was extremely well done – so kudos to your fine team for amazing organization and creativity.

The 2001 two-day Brewery event was stellar. VH1 realized awesome radio promotion for our new show launches through your massive radio forum, and was happy to be there to provide VH1 on-air talent and musicians for the DJs to interview and play with on air. I must also say that the physical layout for this year's event was great as well, allowing the hundreds of Brewery guests to relax, play games, and have a truly great time.

From a concert standpoint, we felt that the one-two punch of Train and Fuel at the Saturday Night concert was perfect. Given the audience reaction, they obviously agreed.

My team is already looking forward to our 2002 plans, and we can't wait to do it again with one of our favorite partners– Sam Adams.

Best regards,
Mark McIntire, Group Vice President Marketing, VH1/VH1.com

Mr. Koch,

Without a doubt I have always loved your beers since that first fortunate day I came upon them years ago. The original brew will always be the best....nothing beats the color and smooth taste. My wife knows no other beer can compare and never has to ask... all she says "time for another Sammy," need I say more. I always tell my wife it's like having steak and potatoes in a bottle of beer!

Glenn Denzler, New York

Dear Jim,

I wanted to take a moment to thank you for brewing Sam Adams Light. The brand introduction has been the most successful launch in memory. The success is due to Sam Light's ability to attract new consumers into the better beer light category who were not Sam Adams consumers before. Industry trends suggest this category provides enormous (volume) opportunities. The continued results are a direct correlation from the effort of The Boston Beer Company sales and marketing organization and our distributor partnership. Congratulations on a "brand" well done! 2002 will be our best year ever.

Best regards,
Gregg M. Quadrini, Vice President, Copley Distributors



Samuel Adams
Date May 20, 2001
Pay to the Order Of Cure Autism Now
$10,000
Dollars
Jim Koch

Dear Jim,

On behalf of the Cure Autism Now Foundation and the organizers of the 1st Annual ER/CAN Celebrity Golf Classic we want to thank you for your generous support of our charitable event and a worthwhile cause.

This inaugural tournament was held in May 2001 at Robinson Ranch in Santa Clarita, CA. A military fly-by provided by the Air International Guard kicked off the shotgun start at 1:00 p.m. It was the biggest and best scramble of the year with 288 golfers on two courses. Volunteers and guests rounded out the attendance to almost 600 participants.

Samuel Adams came forward as a leader at our call for commitment. Not only did you choose a sponsorship level that showed your charitable concern, but your ample supply of product kept our event costs to a minimum. And were our guests ever thirsty — they consumed 100 cases of beer in just a couple of hours!

With the help of your company, the tournament raised nearly $200,000 for Cure Autism Now Foundation. We cannot thank you enough.

Jim, we salute The Boston Beer Company and thank you again for bringing the dreams of countless children and families one step closer to coming true.

Most sincerely,
Anthony Edwards, ER
Jonathan Shestack, Cure Autism Now Co-Founder

2001 THE YEAR IN SAM

jan — SAM ADAMS COMPLETES PASS TO SAM ADAMS

Brewer, Patriot, and starting nose tackle? Sam Adams and his Baltimore Ravens teammates bested the New York Giants in Super Bowl XXXV, and the only true reward for a World-Championship is a great beer. The Boston Beer Company helped Sam Adams celebrate the NFL title with a donation to the Northwest PAL (Police Athletic League) Football Organization.



feb — SAM ADAMS JOINS PROJECT GREENLIGHT™

Jim Koch shares a common bond with actors Matt Damon and Ben Affleck – fighting the establishment to change their industries. So, Sam Adams teamed up with them on Project Greenlight, the venture that Matt and Ben started with producers Chris Moore, Sean Bailey, and Miramax Films®. Through Project Greenlight, we partnered to give talented young screenwriters the chance to direct their movie to be released by Miramax Films®. The contest attracted more than 7,000 entries and HBO aired a documentary series in December about the making of the winning film "Stolen Summer." (see page 6 for more details)

mar — RELAUNCH OF TWISTED TEA™


TWISTED TEA

In the past few years malternative beverages began appearing on store shelves and in bars. In 2001, Sam Adams enjoyed great success with its relaunch of "Twisted Tea" with both Original and Raspberry.

apr



may — HOME BREWING SAM STYLE

For 17 years the Sam Adams brewers have been unmatched in brewing world-class beer, and to increase company-wide understanding of what it takes to make a better beer the brewers challenged our employees to create their own homebrews. The assignment proved to be work worth taking home as the brewers received over 70 submissions. Top Honors went to Tim Cannon (Key Account Manager) for "Cannonball Nut Brown Ale", Lori Haarala (Assistant Controller) for "Lemon Weissen Wheat Ale", and Roy Milner (Territory Manager) for "Beelzebub Belgian Ale". The homebrewers won a trip to Oktoberfest in Munich. (see page 10 for their winning recipes)

jun

jul — THE SECOND AMERICAN BEER REVOLUTION BEGINS

The light beer segment of the beer market has been marked by 25 years of growth since its introduction in the 1970s, but there has been little corresponding growth in quality or variety. That all changed with the test market launch of Sam Adams Light™ in the late summer in Rhode Island and Maine. Sam Adams Light has already shattered the perception of what light beer can be as the winner of the Reduced Calorie Lager Category at the World Beer Championships℠ in Chicago, earning more points than any previous entry.

aug — BOSTON, YOU'RE MY HOME

Boston proved to be Hollywood East as the stars came out at the 2001 Summer Jam held at the Sam Adams Brewery. Project Greenlighters Matt Damon (*Good Will Hunting, Talented Mr. Ripley*) and Producer Chris Moore (*Good Will Hunting, American Pie I & II*) topped the list. Also at the party were Tara Reid (inset) and Shannon Elizabeth (*American Pie I & II*), Mark Wahlberg (*Rock Star, Planet of Apes*), Paul Pierce (Boston Celtics) and Aisha Tyler (E! Entertainment Television). The weekend culminated with a concert by rockers Fuel and Train.


SAMUEL ADAMS

sep

oct — THE MILLENIUM'S SECOND COMING

Sam Adams fans remember Samuel Adams Millennium™, a limited edition brew, released in December 1999. At 20 percent alcohol it was the world's strongest commercially sold beer. If Millennium was on the lunatic fringe of brewing, Jim Koch and the other Sam Adams brewers have clearly gone beyond the fringe with Sam Adams Utopias MMII™. At an unbelievable 24 percent alcohol, Utopias has surpassed Millennium as the world's strongest commercially sold beer. Sam Adams introduced Utopias to the media in the fall and it arrived at liquor stores just in time for Valentine's Day 2002.

nov — BREW IT YOURSELF TV

Beer ads – we all think we can do better. In November, Sam Adams teamed up with the folks at Project Greenlight to give drinkers the chance to step up to the bar. More than 7,600 Sam Adams fans took the challenge and entered the "Sam Adams Brew It Yourself"™ TV Commercial Contest. Marco Guerrero, who works at a coffee house and has dreams of making movies, won with a script called *Guy's Night Out*. For submitting the winning script, he took home $5,000 and has a $100,000 budget to shoot his commercial. The spot is slated to air on cable and late night television in 2002.



dec — THE REVOLUTION SPREADS

The initial success of Sam Adams Light in Rhode Island and Maine made expanding the test marketing a priority. The next stops – Columbus, Ohio and San Diego, California. Sam Adams Light proved to be an immediate attention grabber as TV and radio stations and print publications in both markets tracked the arrival of Sam Adams Light. The Boston Beer Company followed up the media coverage with exciting promotional events to introduce the Light Beer Revolution in each city.


Keanu Reeves in *Hardball*

hollywood's next great star

Patriot Samuel Adams always liked being in the spotlight, and boy if he could see us now. Sam Adams Boston Lager® dramatically increased its presence on the small and big screen during 2001, and some of Hollywood's biggest stars could be seen with a Sam in hand or one close by. Cameos included *Friends*, *West Wing*, *Ally McBeal* and in movies such as *Hardball* (above), *K-Pax* and *Evolution*.

don't touch that preset

Radio DJ's have always loved Sam Adams and 2001 was no different. Jim Koch appeared with many of the nation's biggest radio jocks. Jim could be heard live on the nationally syndicated *Opie & Anthony* Show, with *Tom Leykis* on LA's FM Talk, *Nik Carter* on Boston's Number 1 modern rock station WBCN, *Steve Dahl* and *Mancow* in Chicago, and many, many others. We hope you enjoyed listening to Jim from your side of the radio.

repackaging the pack

The Boston Beer Company began test marketing a new look for the Sam Adams packaging in 2001. The fresh look includes new bottle labels, and new 6 pack and 12 pack cartons. The Company also announced plans to upgrade its 22-ounce bottle to a new 24-ounce bottle. National rollout is planned for the first half of 2002.


BOSTON LAGER
SAMUEL ADAMS

how to pick your packy

Indigenous to New England, a "packy", a.k.a. "package store", is wherever you buy your beer. In the end, the where doesn't matter, it's how your packy treats its beer that is important. Here are three quick steps to ensure that your packy is the right one.

Step 1 — Always check for a date. Sam pioneered the concept of freshness dating and if the beer on the shelves is out of code make sure the store knows it.

Step 2 — Consider how the beer is packaged. Light and heat are beer's enemies and if your packy is piling up loose six packs or open cases under a steady light source, it's not doing the beer any favors. Pick a packy that keeps its cases, sixes and twelves in a cool, dimly lit space.

Step 3 — Keep an eye out for seasonals! The Sam Adams seasonals are brewed in limited quantities and if your packy is slow in ordering, it may not get a supply. Remember, like the fashion industry, everything on the Sam calendar happens a bit earlier than usual and here are the key months to live by: Winter Lager arrives in early November, Spring Ale arrives in late January, Summer Ale arrives in April, and OctoberFest hits shelves in late August.

Cheers!


SPRING ALE
SUMMER ALE
Wheat Ale Brewed With Grains of Paradise and Lemon Zest
OCTOBER FEST
WINTER LAGER

SAM ADAMS BECOMES A KEY INGREDIENT IN NATIONAL CHEF'S CONTEST

In today's world, chefs have become national celebrities. In 2001, The Boston Beer Company forged a partnership with *Lodging News* to create a national hotel chef's recipe contest. Fifty chefs from all over the country entered and submitted recipes that featured Samuel Adams beers as an ingredient. Entries needed to be appropriate for catering functions rather than for home cooking, and they ran the gamut from five star properties to moderate priced hotels. A sampling of the recipes reflected both the incredible creativity and the geographic span: Cajun Drunken Chicken; Southwestern Beef Fajita; New England Clam Chowder; Captiva Island Crab Salad; and Sam's Diamond Back Gumbo "Yee Haw". The ultimate cook-off, scheduled for late September, was rescheduled for February 2002 in the wake of the events of September 11th. Jeffrey Kwolek, Executive Chef at the Trumbull Marriott in Hartford, CT placed first for his cherry bread pudding with Sam Adams® Cream Stout caramel.

"BON APPETIT" MEETS "CHEERS" AT BREWERY BENEFIT FOR AIWF

America's beloved chef, Julia Child, honored us all with a visit to the Sam Adams Brewery in July for a benefit for one of her favorite organizations, the American Institute of Wine and Food. She joined Jim Koch and legendary New England Chef Jasper White for an educational forum about beer and food pairings followed by a beer tasting and informal chat. As Jasper talked about what foods went well with wine or beer, Julia repeatedly piped up in her inimitable voice, "Beer is better!"

Unlocking the Back Gate to Hollywood™

Passion can be a powerful driving force in an individual's life. To say that Jim Koch, Chris Moore, Matt Damon and Ben Affleck are all passionate about what they do would be an understatement. Their passion is perhaps legendary within their industries.

In a first of a kind venture for The Boston Beer Company, Sam Adams partnered with Miramax Films and Live Planet, co-founded by Matt Damon, Ben Affleck, Sean Bailey, Chris Moore (*Good Will Hunting, American Pie I & II*), and became the official sponsor of "Project Greenlight" a screenwriting contest.

It took Damon and Affleck years to get studios to support the making of *Good Will Hunting*, and Project Greenlight is dedicated to the two themes that defined their founders' experience - passion and independence. The venture aims to provide an entry for aspiring screenwriters - those passionate about making great films - into the world of Hollywood. Project Greenlight is the largest active screenwriting community in the world and is 10,000 members strong. In 2001, Project Greenlight invited members of this community to submit original screenplays and the screenwriters responded by submitting over 7,000 original works.

Project Greenlight echoes the Samuel Adams Longshot Homebrew Competition from the mid-1990s in which homebrewers submitted their recipes to Sam Adams in hopes of having their beer brewed and sold nationwide.



Project Greenlight winner Pete Jones directing Bonnie Hunt in *Stolen Summer*.

"Project Greenlight is a revolutionary idea that is close to our heart at Sam Adams," said Koch. "The screenplay competition confirmed what we learned with our Longshot Homebrewing Contest, that there is a thin line between amateur and professional. Greenlight champions philosophies that are shared by The Boston Beer Company - breaking the established rules of how films get made in Hollywood."

Thirty-one-year-old Chicago native Pete Jones was one of those individuals who, for years, was trying to break into the world of filmmaking. In fact, for the past three years he had been living in Los Angeles chasing his dream. His screenplay "Stolen Summer" was chosen as the first winner of the Project Greenlight contest. With it, he earned the opportunity to make the movie with a $1 million production budget and distribution by Miramax.

"When you're the one picked out of over seven thousand scripts it's a very humbling experience," said Jones. "I had dreamed of an opportunity like this, and it's overwhelming when your reality exceeds your dreams."

The making of "Stolen Summer" was chronicled in a 13-episode documentary series that aired on HBO. The film was released in theatres in March of 2002.



Project Greenlight cofounders Ben Affleck, Chris Moore, and Matt Damon, with winner Pete Jones.


SAMUEL
ADAMS
BOSTON

eats

RECIPES FROM BOSTON BEER COMPANY EMPLOYEES USING AMERICA'S WORLD-CLASS BEER™

cheese soup with beer

1-1/2 cups Sam Adams Boston Lager®
8 cups milk
1 tablespoon and 1-1/2 teaspoons chicken bouillon powder
1 tablespoon Worcestershire sauce
1 tablespoon hot pepper sauce
1-1/2 teaspoons salt
1/4 cup and 2 tablespoons cornstarch
1/2 cup water
1 (16 ounce) jar processed cheese sauce

In a large pot over medium heat, combine the milk, bouillon, Worcestershire sauce, hot pepper sauce and salt. Bring close to a boil. In a small bowl, dissolve the cornstarch in the water and add to the soup, stirring well. Add the beer and the cheese sauce, reduce heat to low and mix well. Allow to heat through before serving. *Yield: 12 servings*

coconut shrimp (shown)

2/3 cup Sam Adams® Summer Ale
1 egg
1/2 cup all-purpose flour
1-1/2 teaspoons baking powder
1/4 cup all-purpose flour
2 cups flaked coconut
24 shrimp
3 cups oil for frying

In medium bowl, combine egg, 1/2 cup flour, beer and baking powder. Place 1/4 cup flour and coconut in two separate bowls. Hold shrimp by tail, and dredge in flour, shaking off excess flour. Dip in egg/beer batter; allow excess to drip off. Roll shrimp in coconut, and place on a baking sheet lined with wax paper. Refrigerate for 30 minutes. Meanwhile, heat oil to 350° F (175° C) in a deep-fryer. Fry shrimp in batches; cook, turning once, for 2 to 3 minutes, or until golden brown. Using tongs, remove shrimp to paper towels to drain. Serve warm with your favorite dipping sauce. For dipping sauce, use orange marmalade, mustard and horseradish mixed to taste. *Yield: 6 servings*

thick and spicy chili (shown)

1 Bottle Sam Adams Boston Lager®
1 teaspoon dried oregano
2 tablespoons vegetable oil
1 (14 ounce) can beef broth
1/2 cup packed brown sugar
3 tablespoons and 1-1/2 teaspoons chili powder
1 tablespoon cumin seeds
1 tablespoon unsweetened cocoa powder
1 teaspoon ground coriander
1 teaspoon ground cayenne pepper
1 teaspoon salt
4 (15 ounce) cans kidney beans
2 onions, chopped
4 fresh hot chili peppers, seeded and chopped
1 pound ground beef
3 cloves garlic, minced
3/4 pound beef sirloin, cubed
1 (14.5 ounce) can peeled and diced tomatoes with juice
1 cup strong brewed coffee
2 (6 ounce) cans tomato paste

Heat oil in a large saucepan over medium heat. Cook onions, garlic, ground beef and cubed sirloin in oil for 10 minutes, or until the meat is well browned and the onions are tender. Mix in the diced tomatoes with juice, lager, coffee, tomato paste and beef broth. Season with brown sugar, chili powder, cumin, cocoa powder, oregano, cayenne pepper, coriander and salt. Stir in 2 cans of the beans and hot chili peppers. Reduce heat to low, and simmer for 1 1/2 hours. Stir in the 2 remaining cans of beans, and simmer for another 30 minutes. *Yield: 8 servings*

pale ale poached pears (shown)

1/2 cup Sam Adams® Pale Ale
3/4 cup sugar
1 tsp. vanilla
1 stick cinnamon
1 1/2 cups water
8 Anjou or Bartlett pears
2 tablespoons lime juice
2 pints fresh raspberries, or 2 packages frozen raspberries

In a large skillet, combine Pale Ale, sugar, vanilla, cinnamon and water; simmer on low heat for 5 minutes. Peel pears leaving their stems on. Roll them in lime juice. Cook pears over low heat in sugar syrup, turning them often. When pears are tender, remove with a slotted spoon. Boil remaining syrup rapidly, until reduced to about 1 cup. Remove cinnamon stick and discard. Add raspberries to syrup and cook until sauce turns red, about 5 minutes. Strain and pour over pears. Cover pears and refrigerate. Turn frequently. Place whole pears in serving dishes; garnish with a spoonful of sauce and a dollop of whipped cream. *Yield: 8 servings*

adams' apple

3 ounces Sam Adams Boston Lager®
2 red apples
1 tsp light brown sugar
1 tsp butter
2 scoops vanilla ice cream

Sauté apples with butter. Add beer and brown sugar; reduce. Use to cover ice cream. *Yield: 2 Servings*

eats EMPLOYEE HOMEBREW RECIPES

LEMON WEISSEN WHEAT ALE

by Lori Haarala (with a little help from Charlie Papazian's *The Joy of Homebrewing*)

Ingredients:

5 gallons of cold spring water
3 lbs. of Munton's pale brewer's malt
3 lbs. of Munton's wheat malt
0.5 oz. Saaz hops
0.5 oz. Hallertau hops
lemon zest from 2 fresh lemons
Wiehenstephan 3068 traditional wheat beer yeast

Directions

Add 1.5 gallons of spring water into a large boiling pot. Heat water until a soft boil begins. Add malt and stir until dissolved. Add hops. Continue to heat the wort for 40-45 minutes allowing a vigorous boil for 5-10 minutes. Remove pot of wort from heat. In a small saucepan heat 12 oz. of water to a boil. Add lemon zest and boil for 3 minutes. Add lemon zest and water mixture to wort. Add 2.5 gallons of cold spring water to the carboy. Transfer wort into a 5 gallon carboy, add spring water as needed to make 5 gallons. Pitch yeast into the carboy when wort is below 78° F. Original Gravity approximately 1.050. Ferment at 65-70° F in a dark room for at least 10 days. Before bottling, filter lemon zest from beer.

BEELZEBUB BELGIAN ALE

by Roy Milner

Ingredients

1 lb. Belgian Pils malt
0.75 lb. malted wheat
6 oz. flaked oats
3.3 lbs. wheat malt extract
2.25 lbs. dried wheat malt extract
0.5 lb. clover honey
0.5 oz. Saaz hops
1 oz. crushed coriander
0.75 oz. dried bitter orange peel
0.25 oz. Saaz hops for finishing

Directions

Steep specialty grains in cold water (in a grain bag). Raise water to 170° F and take grains out. Add extract & dried malt - Raise to a boil. Beginning of boil add 0.5 oz. of Saaz hops. Add orange peel 15 Min before end of boil. Add coriander 10 min before end of boil. Add Finishing hops 5 min before end of boil. Add honey 10 min before end of boil. Pitch Belgian White Ale yeast when wort cools to 70-75° F. Ferment for 3-5 days at 65-70° F. Transfer to secondary fermenter- mature for 7 days. Rack off and bottle with 3/4 cup of priming sugar.

CANNONBALL NUT BROWN ALE

By Tim Cannon

Ingredients

4.5 lbs. dried malt extract
0.3 lbs. amber dried malt extract
1 lb. brown malt
1 lb. 50 degree crystal malt
0.5 lb. chocolate malt
0.5 lb. black patent malt
4 oz. Willamette hops - boil 60 min.
4 oz. Cascade hops - boil 30 min.
1 oz. Cascade hops for finishing - boil 10 min.
1 oz. Cascade hops for aroma -boil 2 min.
1056 Ale yeast

Directions

Raise 2.5 gal water to 150° with all specialty grains in a grain bag. Remove grain bag from pot and bring to boil. When boil is reached, add dried malt extract and 1st hop addition. Add Cascade hops at 30 minutes before end of boil – Then 10 minutes and 2 minutes according to preceding hop addition schedule. Transfer to fermenter and add 3 gallons of fresh, cold water. Cool to 70° and add yeast. Ferment for 1 week and transfer to secondary fermenter. Secondary fermentation for 2 weeks. Transfer to bottling bucket and add 3/4 cup priming sugar. Bottle. Wait for two weeks and Enjoy.



Pouring the PERFECT PINT

Using a glass to drink beer has nothing to do with sophistication. Whenever possible, it's the right thing to do. Pouring your Sam Adams into a glass will allow the flavor and aroma to be released. Here are Sam's secrets to pouring the perfect pint:

Start with Perfection – It may be obvious, but you'd be surprised how many people stumble by ordering the wrong beer. Start with a Sam Adams and avoid the worry.

Use a Clean Glass – The most common glass problems are the existence of soap residue or animal fat. Be sure to smell the glass before using it, and make sure it's big enough to hold the entire beer and release a good head.

Just Say "NO" to Frost Cold – Your beer should be cold enough already (35-40 degrees Fahrenheit is best)! Never request a frosty or cold mug because it will only add an additional chill to your beer and dilute the flavor with ice or frost.

Aim for the Center – "Don't sneak that beer down the side of the glass," is one of Jim Koch's favorite sayings. Proudly pour that Sam straight down the middle and keep an eye on the head. Only after you have a good head going, should you tilt the glass. Stop pouring when the liquid is about two inches from the top of the glass. A good head is essential to releasing the aroma and the carbonation trapped in the bottle, which will otherwise end up in your belly, filling you up early.



Jim Koch in a tank of old beer at Summer Jam.

Q&A with JIM KOCH

Q: Jim, you come from six generations of American brewing, but you went to business school and became a consultant before you started The Boston Beer Company. Why did you wait so long?

A: I always kept an eye on the beer industry. I got out of college during what I think of as the "Dark Ages" of American brewing, and frankly, I didn't think people wanted a beer like Sam Adams then. But, over the next decade I saw the tide beginning to turn, so in 1984, I took a chance, and brewed 5,000 cases of Samuel Adams Boston Lager. It was a terrifying moment. I remember it well. When I stood in the warehouse looking at all that beer, I had no idea whether people were ready to make the leap from mass-produced beers to my Sam Adams.

Q: Back in those early days did you ever imagine the company would grow like it has?

A: Honestly, no. I thought that by 1990 we might be able to sell 5,000 barrels a year. I was as surprised as anyone by the huge demand for Sam Adams. We sold almost 5,000 barrels in the first eight months Sam was on the market.

Q: Is that what has surprised you most about the company?

A: Beer surprises me everyday. I'm surprised by how knowledgeable and adventurous beer drinkers are today. Every time we bring out a new style, people rush out to try it. That includes our lunatic fringe beers: Triple Bock, Millennium, and now Utopias. Maybe Utopias would qualify as the biggest surprise. It's so extreme. It has the mouthfeel of a sherry or Port, and with 24 percent alcohol, it's virtually flammable, like brandy. Who would have thought we could brew a beer so strong.

Q: Jim, what are the questions people ask you most frequently?

A: Lots of people ask if they can have my job, but the serious question I hear most often is, "When are you going to make a light beer?"

Q: After years of dancing around the edges of light beer, why Sam Adams Light and why now?

A: From my perspective as a brewer, it's really hard to make a great light beer with a lot of flavor. We worked for several years until we perfected a recipe that I thought deserved the Sam Adams name. I've watched the light segment grow recently, and it didn't seem smart to turn our backs on that many drinkers. Almost half of beer brewed in this country is light beer. Those drinkers deserve to have a truly great light beer as one of their choices. When we introduced Sam Adams Light in Rhode Island last summer, people told me they felt I was performing a public service bringing a light beer with flavor into the world.

Q: Is Sam Adams Light a "truly great light beer"?

A: Absolutely! Structurally, it's a great beer. It's complex, it's drinkable, it's flavorful. And drinkers love it. It's got a rounded flavor and a clean, smooth finish with no aftertaste. Our test markets have been extremely supportive of Sam Adams Light.

Q: What advice would you give to aspiring entrepreneurs?

A: Well, we read a lot about seeking a balance between life and work, and my advice is that entrepreneurs should abandon this concept at least for the first five years. You shouldn't start a business unless you're passionate about it, and, frankly, starting a company is like having two full-time jobs. When I started The Boston Beer Company I made sales calls all day, and I spent evenings in bars talking to drinkers. Once a month I'd work overnight to brew a batch of Sam Adams, and most weekends I spent with my kids. That was my life. When I think back on it now it seems extreme, but I loved every minute of it. I believe our success is the result of everyone at Sam Adams who shares this obsession with quality and the drive to succeed.

Q: How do you plan to stop the foreign beer invasion?

A: I just want to make better beer than any other brewer in the world and give it to American beer drinkers fresh. I think that the more knowledgeable people are about what makes beer great, the more they are going to seek out fresh beers, like Sam Adams. I spend a lot of my time travelling around the country, talking to people in bars, going on radio and television shows, and spreading the gospel of Sam Adams. Once you know how to tell if a beer is stale, you're likely to choose fresh beers. I'm proud to say that our sales force is the best trained and most knowledgeable in the industry. They conduct hundreds of seminars for drinkers, servers, and bar managers about beer quality every year.

Q: What's in your refrigerator at home?

A: Ha! Well, I have two young children, so there's milk next to the beer, but I usually have samples from different batches of beer there so that I can taste them first thing in the morning before my palate is tainted with nasty things like coffee and dairy products. Given that we brew in different locations, it is incredibly important to me that every bottle of Sam Adams from every batch achieves the same consistently high quality standards. For recreational drinking, Sam Adams Boston Lager is still my favorite.



Jim (with VH1's Rebecca Rankin) at the Summer Jam Concert with Fuel and Train.

...with the stars of *American Pie*: Shannon Elizabeth and Tara Reid.

...rolling the first cases of Sam Adams Light into Rhode Island

Selected Consolidated Financial Data

(in thousands, except per share data)	Year Ended December 29, 2001	December 30, 2000	December 25, 1999	December 26, 1998	December 27, 1997
Income Statement Data:					
Sales	$ 207,218	$ 212,105	$ 197,309	$ 205,020	$ 209,490
Less excise taxes	20,435	21,551	20,528	21,567	25,703
Net sales	186,783	190,554	176,781	183,453	183,787
Cost of Sales	81,693	84,057	78,397	89,393	89,998
Gross Profit	105,090	106,497	98,384	94,060	93,789
Advertising, promotional and selling expenses	80,124	77,838	69,935	66,928	69,537
General and administrative	13,529	12,539	11,574	12,528	11,666
Total operating expenses	93,653	90,377	81,509	79,456	81,203
Operating income	11,437	16,120	16,875	14,604	12,586
Other income (expense), net	1,780	2,930	2,215	(238)	695
Income before provision for income taxes	13,217	19,050	19,090	14,366	13,281
Provision for income taxes	5,384	7,811	8,010	6,442	5,723
Net income	$ 7,833	$ 11,239	$ 11,080	$ 7,924	$ 7,558
Earnings per share – basic	$ 0.48	$ 0.62	$ 0.54	$ 0.39	$ 0.37
Earnings per share – diluted	$ 0.47	$ 0.62	$ 0.54	$ 0.39	$ 0.37
Weighted average shares outstanding - basic (1)	16,413	18,056	20,413	20,486	20,324
Weighted average shares outstanding - diluted (1)	16,590	18,109	20,459	20,565	20,490
Statistical Data:					
Barrels sold	1,165	1,241	1,174	1,227	1,352
Net sales per barrel (2)	$ 160	$ 154	$ 151	$ 150	$ 136
Employees (2)	363	355	342	349	335
Net sales per employee (2)	$ 515	$ 536	$ 517	$ 526	$ 549
Balance Sheet Data:					
Working capital	$ 56,074	$ 47,961	$ 58,827	$ 53,374	$ 50,550
Total assets	$ 107,495	$ 98,602	$ 112,730	$ 122,689	$ 105,399
Total long term obligations	$ 4,919	$ 4,467	$ 5,779	$ 4,559	$ 10,789
Total partners'/stockholders' equity	$ 78,179	$ 73,689	$ 83,450	$ 82,028	$ 71,284
Dividends	-	-	-	-	-

(1) Reflects weighted average number of common and common equivalent shares of the Class A and Class B Common Stock assumed to be outstanding during the respective periods.

(2) On March 1, 1997, the Company acquired the equipment and other brewery-related personal property of a brewery in Cincinnati, Ohio and on November 15, 2000, the Company completed the acquisition of the land and buildings of this brewery.

BUSINESS ENVIRONMENT

The Boston Beer Company is engaged in the business of brewing and selling malt beverages and cider products primarily in the domestic market and, to a lesser extent, in selected international markets. The alcoholic beverage industry is highly regulated at the federal, state and local levels. The Federal Treasury Department's Bureau of Alcohol, Tobacco, and Firearms ("BATF") enforce laws under the Federal Alcohol Administration Act. The BATF is responsible for enacting excise tax laws that directly affect the Company's results of operations. State and regulatory authorities have the ability to suspend or revoke the Company's licenses and permits or impose substantial fines for violations. The Company has established strict guidelines in efforts to ensure compliance with all state and federal laws. However, the loss or revocation of any existing license or permit could have a material effect on the Company's business, results of operations, cash flows and financial position.

The Company's traditional beer products compete in what the Company defines as the "Better Beer" category. The defining factors for "Better Beer" includes price, quality, image and taste. The category includes imports and domestic craft beers. The Company prices its beers at a premium as compared to domestic mass-produced beers; consistent with beers in the Better Beer category. The Company believes that this pricing is appropriate given the quality and reputation of its core brands, while realizing that economic pricing pressures may affect future pricing levels. In addition, the Company produces products that are positioned in the cider and the so-called "malternative" beverage segment of alcoholic beverages.

The Better Beer category is highly competitive due to the recent gains in market share achieved by imported beers and the large number of craft brewers, and the recent arrival of major spirits-branded malternatives with similar pricing and target consumers to those of the Better Beers. Certain major domestic brewers have also developed niche brands and are acquiring interests in craft beers. Import brewers and major domestic brewers are able to compete more aggressively as they have substantially greater resources, marketing strength and distribution networks than the Company. As larger import and domestic brewers support their products with extensive advertising and promotions, the Company has experienced increased competition. Although the domestic craft beer industry has recently experienced some consolidation, the Company anticipates competition to remain strong as brewers retrench and focus their marketing efforts on their local key markets and core brands. This competitive environment has affected the Company's overall performance within the Better Beer category. As the market matures and the Better Beer category continues to consolidate, Boston Beer believes that companies that are well positioned in terms of brand equity, marketing and distribution will prosper. With approximately 425 distributors nationwide and the Company's 180 salespeople, a commitment to maintaining brand equity, and the quality of its beer, the Company believes it is well positioned to compete in a maturing market.

The Company operates with the strategy of contract brewing, which utilizes the excess capacity of other breweries, along with brewing at its own breweries. This strategy provides the Company with flexibility in addition to quality and cost advantages. The Company follows strict guidelines in selecting the appropriate brewery and monitoring the production process in order to ensure that quality and control standards are attained. To complement this strategy, the Company acquired all of the personal property of a brewery in Cincinnati, Ohio in March 1997 and completed the acquisition of the related land and buildings in November 2000. In 2001, the Company brewed approximately 45% of the Company's products at the Cincinnati brewery and approxi mately 55% at non-Company-owned contract breweries. The Company believes that it will have adequate capacity for the production of its products for the foreseeable future. The economics of these capacity issues may change as supply and demand for contract capacity changes. As the economics and availability of contract brewing capacity has changed over time and will continue to do so, the Company continually evaluates the tradeoff between brewery ownership and contract brewing.

The demand for the Company's products is subject to changes in consumers' tastes. Since the Company began brewing beer, consumers' preferences have shifted towards more flavorful, higher quality beers, thereby increasing the demand for Better Beer products. The Company's product strategy is in line with this trend. The Company cannot predict whether the trend toward full-bodied, more flavorful beers will continue. A change in consumer tastes or in the demand for Better Beer products may affect the Company's future results of operations, cash flows and financial position.

As noted earlier, the Company's future results of operations, cash flows, and financial position may also be affected by the increased activity in the malternative category that may significantly change the competitive landscape due to, among other factors, the arrival of large spirits companies into the beer business, the wide-spread advertising of malt-based spirit brands, and wholesalers having more brands on which to focus.

RESULTS OF OPERATIONS

For purposes of this discussion, Boston Beer's "core brands" include all products sold under the Samuel Adams®, Oregon Original™, HardCore®, and Twisted Tea™ trademarks. "Core brands" do not include the products brewed at the Cincinnati Brewery under contract arrangements for third parties. Volume produced under contract arrangements is referred to below as "non-core products". Boston Beer's flagship product is Samuel Adams Boston Lager®.

The following table sets forth certain items included in the Company's consolidated statements of income as a percentage of net sales:

	Years Ended		
	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
Barrels Sold (in thousands)	1,165	1,241	1,174
	Percentage of Net Sales		
Net sales	100.0%	100.0%	100.0%
Cost of sales	43.7%	44.1%	44.3%
Gross profit	56.3%	55.9%	55.7%
Advertising, promotional, and selling expenses	42.9%	40.8%	39.6%
General and administrative expenses	7.2%	6.6%	6.5%
Total operating expenses	50.1%	47.4%	46.1%
Operating income	6.1%	8.5%	9.6%
Other income, net	1.0%	1.5%	1.2%
Income before provision for income taxes	7.1%	10.0%	10.8%
Provision for income taxes	2.9%	4.1%	4.5%
Net income	4.2%	5.9%	6.3%

Year Ended December 29, 2001 compared to Year Ended December 30, 2000

Net Sales. Net Sales decreased by $3.8 million or 2.0% to $186.8 million for the year ended December 29, 2001 as compared to $190.6 million for the year ended December 30, 2000. The decrease was primarily due to a decline in volume of Boston Beer's core brands, offset by pricing increases that were initiated in 2001.

Volume. Volume decreased by 76,000 barrels, or 6.1%, to 1,165,000 barrels for the year ended December 29, 2001 as compared to 1,241,000 barrels for the year ended December 30, 2000. Core brands decreased by 4.5% to 1,137,000 barrels for the year ended December 29, 2001 from 1,192,000 barrels for the year ended December 30, 2000. The decline in core brands was primarily due to decreases in other year-round products, which was partially offset by increases in seasonal products.

Non-core volume decreased by 21,000 barrels to 28,000 barrels for the year ended December 29, 2001 from 49,000 barrels for the year ended December 30, 2000. The decline in non-core products was primarily due to the expiration of the production contract with the Company's largest non-core customer. As gross profit is significantly lower on non-core products as compared to core brands, the Company does not believe that this change will have a material impact on its financial position, results of operations or cash flows in the short and long-term.

Net Selling Price. The selling price per barrel increased by approximately 4.4% to $160.33 per barrel for the year ended December 29, 2001, as compared to $153.55 for the year ended December 30, 2000. This increase was primarily due to price increases and a decline in non-core products. As net selling price is significantly lower for non-core products as compared to core brands, the decline in non-core products effectively increased the combined net selling price per equivalent barrel.

Significant changes in the packaging mix would have a material effect on net sales. The Company packages its core brands in kegs and bottles. Assuming the same level of production, a shift in the mix from kegs to bottles would effectively increase revenue per barrel, as the price per equivalent barrel is lower for kegs than for bottles. The percentage of kegs to bottles remained consistent in core brands and therefore did not have a significant effect on revenue per barrel in 2001. Kegs represented 30.7% and 30.0% of total shipments for the year ended December 29, 2001 and December 30, 2000, respectively.

Gross Profit. Gross profit was $90.21 per barrel or 56.3% as a percentage of net sales for the year ended December 29, 2001, as compared to $85.82 or 55.9% for the year ended December 30, 2000. The increase was primarily due to price increases and a decline in non-core volume, offset by an increase in cost of sales.

Cost of sales increased by $2.39 per barrel to $70.12 per barrel for the year ended December 29, 2001, as compared to $67.73 per barrel for the year ended December 30, 2000. The Company completed certain hop disposal transactions and cancelled certain hop future contracts during the fourth quarter 2001. The total non-recurring pretax charge incurred during the fourth quarter related to these hop transactions was $4.3 million. Excluding the effect of hop-related charges and other non-recurring charges, cost of sales per barrel increased by approximately 1.0% as compared to the prior year. This is primarily due to increases in malt and corrugated materials, offset by a decline in non-core volume during the year ended December 29, 2001. See "Hop Purchase Commitments" for further discussion relating to hops.

Advertising, promotional and selling. Advertising, promotional and selling expenses increased by $2.3 million or 2.9% to $80.1 million for the year ended December 29, 2001. Advertising, promotional and selling expenses were 42.9% as a percentage of net sales, or $68.78 per barrel for the year ended December 29, 2001 as compared to 40.8% as a percentage of net sales or $62.72 per barrel for the year ended December 30, 2000. The increase was primarily due to increases in advertising production, market research and promotional expenditures, offset by a decline in media spending during 2001 as compared to the prior year. The Company is currently developing and testing new media creative around Samuel Adams Boston Lager®, inline with the objective of obtaining sustainable growth of the Samuel Adams® brand. The Company also invested in brand support for the Sam Adams Light™ testing in the second half of the year.

General and administrative. General and administrative expenses increased by 7.9% or $990,000 to $13.5 million for the year ended December 29, 2001 as compared to $12.5 million for the year ended December 30, 2000. The increase was primarily due to an increase in computer-related expenditures, changes in bad debt expense, and higher legal expenditures. The Company had recognized $215,000 as a recovery of bad debt in 2000; there were no such recoveries during the current year. Fees incurred from restructuring the corporate organization contributed to the increase in legal-related expenditures.

Other income, net. Other income, net decreased by $1.1 million to $1.8 million for the year ended December 29, 2001 from $2.9 for the year ended December 30, 2000, primarily due to a decline in interest income. Interest income declined by $522,000 or 26.1% to $1.5 million for the year ended December 29, 2001 as compared to the prior year, primarily due to a significant decline in interest rates during 2001. In addition, gains from the sale of fixed assets declined by $376,000 to $46,000 for 2001 as compared to the same period last year. Also, proceeds from the sale on investments in securities declined by $215,000 to $238,000 for 2001 as compared to the same period last year.

Provision for income taxes. The Company's effective tax rate decreased to 40.7% for the year ended December 29, 2001 from 41.0% for the year ended December 30, 2000. Changes in the corporate organization structure contributed to this decline.

Year Ended December 30, 2000 compared to Year Ended December 25, 1999

Net Sales. Net Sales increased by $13.8 million or 7.8% to $190.6 million for the year ended December 30, 2000 as compared to $176.8 million for the year ended December 25, 1999. The increase was primarily due to an increase in volume of Boston Beer's core brands.

Volume. Volume increased by 67,000 barrels, or 5.7%, to 1,241,000 barrels for the year ended December 30, 2000 as compared to 1,174,000 barrels for the year ended December 25, 1999. This increase was primarily due to an increase in Samuel Adams Boston Lager® and to volume generated from the introduction of an alternative malt beverage product, BoDean's Twisted Tea in early 2000. These increases were slightly offset by the discontinuation of certain year-round styles.

Net Selling Price. The net selling price per barrel increased approximately 2% or $2.97 to $153.55 per barrel for the year ended December 30, 2000 from $150.58 per barrel for the year ended December 25, 1999. This was primarily due to normal price increases as there were no significant changes in the packaging mix or volume of non-core products.

Significant changes in the packaging mix would have a material effect on net sales. The Company packages its core brands in kegs and bottle. Assuming the same level of production, a shift in the mix from kegs to bottles would effectively increase revenue per barrel, as the price per equivalent barrel is lower for kegs than for bottles. The percentage of kegs to bottles remained consistent in core brands and therefore did not have a significant effect on revenue per barrel in 2000. Kegs represented 30.0% and 29.9% of total shipments for the year ended December 30, 2000 and December 25, 1999, respectively.

Significant changes in the volume of non-core products, which have a lower selling price than core brand products, would have a material effect on net sales. The volume of non-core products declined 1,000 barrels to 49,000 barrels for the year ended December 30, 2000 compared to 50,000 barrels for the year ended December 25, 1999 and therefore did not have a significant effect on revenue per barrel in 2000.

Gross Profit. Gross profit and cost of sales as a percentage of net sales were 55.9% and 44.1%, respectively, for the year ended December 30, 2000, and were consistent with the same period last year. Gross profit increased 8.2% or $8.1 million to $106.5 million for the year ended December 30, 2000 as compared to $98.4 million for the same period of last year. The gross profit per barrel increased $2.01 to $85.81 per barrel for the year ended December 30, 2000 as compared to $83.80 per barrel for the same period last year. This increase was primarily due to normal price increases, which were partially offset by higher cost of goods sold.

Cost of goods sold increased 7.2% or $5.7 million to $84.1 million for the year ended December 30, 2000 as compared to $78.4 million for the same period last year. The increase of approximately $1.00 per barrel was primarily attributed to increases in malt and corrugated material costs, inbound freight costs due to fuel surcharges and depreciation expense due to the purchase of kegs. Additionally, production costs at the Cincinnati Brewery increased due to higher utility costs. These increases were partially offset by lower hop related costs.

Advertising, promotional and selling. As a percentage of net sales, advertising, promotional and selling expenses increased slightly to 40.8% for the year ended December 30, 2000 as compared to 39.6% for the same period last year. Advertising, promotional and selling expenses increased by 11.3% or $7.9 million to $77.8 million for the year ended December 30, 2000 as compared to $69.9 million for the year ended December 25, 1999. This increase was primarily due to an increase in promotional expenditures, employee related costs, higher outbound freight costs and media advertising. These increases were slightly offset by decreases in advertising production costs. The increase in employee related costs was due to an increase in the number of sales employees and due to the year ended December 30, 2000 having one extra pay period as compared to December 25, 1999. Outbound freight costs increased due to fuel surcharges.

General and administrative. General and administrative expenses increased by 8.3% or $965,000 to $12.5 million for the year ended December 30, 2000 as compared to the same period last year. The increase was primarily due to an increase in employee related expenditures and to a lesser extent an increase in recruiting costs. The year ended December 30, 2000 had one extra pay period as compared to December 25, 1999, which contributed to the increase in employee related costs. Recruiting costs increased consistent with the competitive nature of the U.S. labor market.

Interest expense. There was no interest expense for the year ended December 30, 2000 as compared to $148,000 for the year ended December 25, 1999. During the year ended December 30, 2000, there were no amounts outstanding on the $45.0 million lines of credit.

Interest income. Interest income decreased by 11.4% or $257,000 to $2.0 million for the year ended December 30, 2000. This decrease was primarily due to a change in the type of investments and to a lesser extent, lower monthly average cash and short-term investments balances slightly offset by higher short-term interest rates.

Other income, net. Other income (expense), net, increased by $824,000 to $929,000 for the year ended December 30, 2000 as compared to $105,000 for same period last year. The increase is primarily due to a capital gain on a marketable equity security and, to a lesser extent, proceeds from the sale of fixed assets during the year ended December 30, 2000.

During 2000, proceeds from the sale of investments in interest bearing securities were used to purchase marketable equity securities. The Company realized a gain on the sale of marketable equity securities of $453,000 and $0 for the years ended December 30, 2000 and December 25, 1999, respectively. This gain is included in other income for the year ended December 30, 2000.

Provision for income taxes. The Company's effective tax rate decreased to 41.0% for the year ended December 30, 2000 from 42.0% for the year ended December 25, 1999. The decrease in the effective tax rate was due to the partial use of a capital loss carryforward from 1998 against which the Company had previously established a valuation allowance. During 2000, the Company generated a capital gain of $453,000 that offset a portion of the amount carried forward. As of December 30, 2000, the deferred tax asset of $120,000 which relates to the remaining capital loss carry forward is fully reserved.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition continued to be strong during 2001. Cash and short-term investments increased to $47.9 million for the year ended December 29, 2001 from $35.1 million as of December 30, 2000, primarily due to cash provided by operating activities. Earnings before depreciation and amortization of $14.5 million combined with changes in assets and liabilities resulted in $19.3 million of cash from operations. Accounts receivable increased $6.6 million primarily due to higher net sales in December 2001 compared to December 2000. Average days sales outstanding remain unchanged. Inventories declined by $6.4 million primarily due to the disposal of hop inventories during the fourth quarter of 2001 (see "Hops Purchase Commitments" below).

During 2001, the Company repurchased 421,000 shares under its stock repurchase program at an aggregate cost of $4.0 million, compared to 2.6 million shares at an aggregate cost of $21.2 million during 2000. The Board of Directors has authorized an aggregate expenditure limitation of $45.0 million pursuant to the Company's share repurchase program. As of December 29, 2001, the Company had repurchased a total of 4.3 million shares under this program at a cost of $35.0 million.

The Company utilized $3.3 million for the purchase of capital equipment during the year ended December 29, 2001 as compared to $5.6 million during the prior year. Purchases during 2001 primarily consisted of kegs and computer equipment.

The Company primarily invests in money market funds, short-term government-backed bonds, and high-grade commercial paper. With working capital of $56.1 million and $45.0 million in unused bank lines of credit as of December 29, 2001, the Company believes that its existing resources should be sufficient to meet the Company's short-term and long-term operating and capital requirements.

THE POTENTIAL IMPACT OF KNOWN FACTS, COMMITMENTS, EVENTS AND UNCERTAINTIES

Brewery-Related Transactions

In September 2001, the Pabst Brewing Company closed its brewery located in the Lehigh Valley, Pennsylvania, where it had produced Boston Beer products (the "Lehigh Brewery"). Pursuant to an agreement among the Company, Pabst, and the Miller Brewing Company ("Miller"), Miller assumed all production responsibilities under the Company's agreement with Pabst. The production volume from the Lehigh Brewery was transferred to a Miller-owned brewery in Eden, North Carolina (the "Eden Brewery"). Approximately 20% of the Company's beer was brewed at the Lehigh Brewery. Miller also produced the Company's beer at its Tumwater, Washington brewery under the production agreement. The Company did not experience any significant disruptions to its business or any other problems during the transition in 2001, and does not feel that the closure of the Lehigh Brewery will have a material impact on the Company's business or financial results in the short-term. In the long-term, however, the closure of the Lehigh Brewery significantly reduces the contract brewing capacity available on the East Coast, and therefore may affect contract brewing economics. Diageo purchased the Lehigh Brewery in late 2001, in order to produce its malternative products and contract brewing capacity at the Lehigh Brewery may again be available.

Hops Purchase Commitments

The Company utilizes several varieties of hops in the production of its products. To ensure adequate supplies of these varieties, the Company enters into advance multi-year purchase commitments based on forecasted future hop requirements among other factors.

During the fourth quarter of 2001, the Company completed certain hop disposal transactions and cancelled certain hop future contracts. The total non-recurring pretax charge incurred during the fourth quarter 2001 related to the disposal of hop inventories was $3.2 million. The total pre-tax charge recorded during the fourth quarter 2001 related to the reserve for excess hops inventory and fees associated with the cancellation of contracts was approximately $1.1 million. The transactions were deemed necessary in order to bring hop inventory levels and future contracts into balance with the Company's current brewing volume and hop usage, as the Company did not believe that these hop inventories and future hop contracts would be used by the Company within the foreseeable future.

The Company recorded charges, net of recoveries, of $477,000, $530,000, and $1.1 million related to the reserve for excess hops inventory and fees associated with the cancellation of contracts during the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively.

Recently, there has been a significant change in hop market conditions that appears to be non-temporary in nature. This has resulted in a decline in market prices ranging between 20% and 80% as compared to the Company's historical cost of hops for crops that were previously committed to. No losses have been recognized on hop inventories on hand since the difference between the spot price and the contracted price is more than offset by the margin on the ultimate sale of the Company's products.

The computation of the excess inventory and purchase commitment reserve requires management to make certain assumptions regarding future sales growth, product mix, cancellation costs and supply, among others. Actual results may materially differ from management's estimates. The Company continues to manage inventory levels and purchase commitments in an effort to maximize utilization of hops on hand and hops under commitment. The Company's accounting policy for hops inventory and purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed forecasted needs. The Company will continue to manage hop inventory and contract levels, as necessary. The current levels are deemed adequate, based upon foreseeable future brewing requirements. The Company does not anticipate further material losses related to hop inventories or contract commitments within the foreseeable future. However, changes in management's assumptions regarding future sales growth, product mix, and hop market conditions could result in future material losses.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 establishes that all business combinations will be accounted for using the purchase method. Use of the pooling-of-interests method is no longer allowed. The provisions of SFAS No. 141 are effective for all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and, generally, adopts a non-amortization and periodic impairment-analysis approach to goodwill and indefinitely-lived intangibles. SFAS No. 142 is effective for the Company's fiscal year ending December 30, 2002. The Company does not anticipate the adoption of these pronouncements to have a material effect upon its financial condition or results of operations. The Company recorded approximately $100,000 and $16,000 of goodwill amortization in 2001 and 2000, respectively, which will no longer be recorded under this statement.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which provides accounting requirements for retirement obligations associated with tangible long-lived assets. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction under the doctrine of promissory estoppel. SFAS No. 143 provides for a cumulative-effect approach to recognize transition amounts for the fair values of asset retirement obligations, asset retirement costs, and accumulated depreciation. The Company does not believe that the statement will have a material effect upon its financial condition or the results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 amends accounting and reporting standards for the disposal of segments of a business and addresses various issues related to the accounting for impairments or disposals of long-lived assets. The provisions of SFAS No. 144 are effective for the Company's fiscal year ending December 30, 2002. The Company is currently assessing the financial statement impact of this pronouncement and does not believe that the statements will have a material adverse effect upon its financial condition or the results of operations.

Other Risks and Uncertainties

Changes in general economic conditions could result in numerous events that may have a material adverse effect on the Company's results of operations, cash flows and financial position. Numerous factors that could adversely affect the Company's operating income, cash flows and financial position, include but are not limited to (1) a slowing of the growth rate of the Better Beer category; (2) share-of-market erosion of Samuel Adams Boston Lager® and seasonal beers due to increased competition; (3) more rapid decline than anticipated in other Samuel Adams® year-round styles; (4) an unexpected decline in the brewing capacity available to the Company; (5) increased advertising and promotional expenditures that are not followed by higher sales volume; (6) higher-than-planned costs of operating the Cincinnati Brewery; (7) adverse fluctuations in raw material or packaging costs which cannot be passed along through increased prices; (8) world hop market conditions affecting the Company's ability to buy or sell hops or cancel excess hop commitments; (9) poor weather conditions, resulting in an inadequate supply of raw materials that are agriculturally grown; (10) adverse fluctuations in foreign currency exchange rates; (11) changes in control or ownership of the current distribution network which leads to less support of the Company's products; and (12) increases in the costs of distribution.

The Company continues to brew its Samuel Adams Boston Lager® at each of its brewing facilities, but at any particular time may rely on only one supplier for its products other than Boston Lager. The Company believes that it has sufficient capacity options that would allow for a shift in production locations if necessary.

In the event of a labor dispute, governmental action, a sudden closure of one of the contract breweries or other events that would prevent either the Cincinnati Brewery or any of the contract breweries from producing the Company's beer, management believes that it would be able to shift production between breweries so as to meet demand for its beer. In such event, however, the Company could experience temporary shortfalls in production and/or increased production or distribution costs, the combination of which could have a material adverse effect on the Company's results of operations, cash flows and financial position.

Historically, the Company has not experienced material difficulties in obtaining timely delivery from its suppliers. Although the Company believes that there are alternate sources available for the ingredients and packaging materials, there can be no assurance that the Company would be able to acquire such ingredients or packaging materials from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders. The loss of a supplier could, in the short-term, adversely affect the Company's results of operations, cash flows and financial position until alternative supply arrangements were secured. Hops and malt are agricultural products and therefore many outside factors, including weather conditions, crop production, government regulations and legislation affecting agriculture, could affect both price and supply.

Forward-Looking Statements

In this Form 10-K and in other documents incorporated herein, as well as in oral statements made by the Company, statements that are prefaced with the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," "designed", and similar expressions, are intended to identify forward-looking statements regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, results of operations, and financial position. These statements are based on the Company's current expectations and estimates as to prospective events and circumstances about which the Company can give no firm assurance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect future events or circumstances. Forward-looking statements should not be relied upon as a prediction of actual future financial condition or results. These forward-looking statements, like any forward-looking statements, involve risks and uncertainties that could cause actual results to differ materially from those projected or unanticipated. Such risks and uncertainties include the factors set forth below in addition to the other information set forth in this Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of business, the Company is exposed to the impact of fluctuations in foreign exchange rates. The Company does not enter into derivatives or other market risk sensitive instruments for the purpose of speculation or for trading purposes. Market risk sensitive instruments include derivative financial instruments, other financial instruments, and derivative commodity instruments. Such instruments that are exposed to rate or price changes should be included in the sensitivity analysis disclosure. The Company does not enter into derivative commodity instruments (i.e. futures, forwards, swaps, options, etc.).

The Company enters into hops purchase contracts in foreign denominated currencies, as described above under "Hops Purchase Commitments". The purchase price changes as foreign exchange rates fluctuate. Currently, it is not the Company's policy to hedge against foreign currency fluctuations.

Sensitivity Analysis

The Company applies a sensitivity analysis to reflect the impact of a 10% hypothetical adverse change in the foreign currency rates. The estimated potential loss in pretax earnings from a potential one-day adverse fluctuation in foreign currency exchange rates as of December 29, 2001 and December 30, 2000 are $874,000 and $1.4 million, respectively.

It should be noted that the potential earnings impact from fluctuations in foreign currency exchange rates relates to contracts that extend six years. Therefore, the above reflects the maximum potential pretax earnings impact of the 10% change referred to above under current accounting principles.

There are many economic factors that can affect volatility in foreign exchange rates. As such factors cannot be predicted, the actual impact on earnings due to an adverse change in the respective rates could vary substantially from the amounts calculated above.

As of December 29, 2001, the Company had no amounts outstanding under its current $45.0 million lines of credit.

Report of Independent Accountants

To The Boston Beer Company, Inc.

We have audited the accompanying consolidated balance sheets of The Boston Beer Company, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Boston Beer Company, Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
February 11, 2002
(except with respect to the matters discussed in Note G, as to which the date is March 22, 2002)

Consolidated Balance Sheets

(in thousands, except per share data)	Year Ended December 29, 2001		Year Ended December 30, 2000	
Assets				
Current Assets:				
Cash and short-term investments	$	47,869	$	35,114
Accounts receivable, net of allowance for doubtful accounts of $625 as of December 29, 2001 and December 30, 2000		19,219		12,593
Inventories		9,323		15,739
Prepaid expenses		925		1,619
Deferred income taxes		2,291		2,415
Other current assets		844		927
Total current assets		80,471		68,407
Property, plant and equipment, net of accumulated depreciation of $29,816 and $24,906 as of December 29, 2001 and December 30, 2000, respectively		23,897		27,047
Other assets		1,750		1,671
Goodwill, net of accumulated amortization of $116 and $16, as of December 29, 2001 and December 30, 2000, respectively		1,377		1,477
Total assets	$	107,495	$	98,602
Liabilities and Stockholders' Equity				
Current Liabilities:				
Accounts payable	$	11,201	$	6,506
Accrued expenses		13,196		13,940
Total current liabilities		24,397		20,446
Long-term deferred income taxes		3,583		1,833
Other long-term liabilities		1,336		2,634
Commitment and Contingencies				
Stockholders' Equity:				
Class A Common Stock, $.01 par value; 22,700,000 shares authorized; 16,544,104 and 16,458,857 issued as of December 29, 2001 and December 30, 2000, respectively		165		165
Class B Common Stock, $.01 par value; 4,200,000 shares authorized; 4,107,355 issued and outstanding		41		41
Additional paid-in capital		57,610		56,859
Unearned compensation		(212)		(156)
Retained earnings		55,647		47,814
Less: Treasury stock 4,328,300 and 3,906,700 shares as of December 29, 2001 and December 30, 2000, respectively at cost		(35,072)		(31,034)
Total stockholders' equity		78,179		73,689
Total liabilities and stockholders' equity	$	107,495	$	98,602

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	For the Years Ended December 29, 2001	December 30, 2000	December 25, 1999
Sales	$ 207,218	$ 212,105	$ 197,309
Less excise taxes	20,435	21,551	20,528
Net sales	186,783	190,554	176,781
Cost of sales	81,693	84,057	78,397
Gross profit	105,090	106,497	98,384
Operating expenses:			
Advertising, promotional and selling expenses	80,124	77,838	69,935
General and administrative expenses	13,529	12,539	11,574
Total operating expenses	93,653	90,377	81,509
Operating income	11,437	16,120	16,875
Other income:			
Interest income	1,479	2,001	2,258
Interest expense	(11)	-	(148)
Other income, net	312	929	105
Total other income	1,780	2,930	2,215
Income before provision for income taxes	13,217	19,050	19,090
Provision for income taxes	5,384	7,811	8,010
Net income	$ 7,833	$ 11,239	$ 11,080
Net income per common share – basic	$0.48	$0.62	$0.54
Net income per common share – diluted	$0.47	$0.62	$0.54
Weighted average number of common shares – basic	16,413	18,056	20,413
Weighted average number of common shares – diluted	16,590	18,109	20,459

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholder's Equity

(For the three years ended December 29, 2001, December 30, 2000, and December 25, 1999)

(in thousands)	Class A Common Shares	Class A Common Stock	Class B Common Shares	Class B Common Stock	Treasury Shares
Balance December 26, 1998	16,394	$ 164	4,107	$ 41	-
Net income					
Stock options exercised	32				
Net repurchases of Investment Shares	(2)				
Amortization of unearned compensation					
Realized loss on short-term investments					
Purchase of Treasury Stock					(1,320)
Total fiscal 1999 comprehensive income					
Balance December 25, 1999	16,424	164	4,107	41	(1,320)
Net income					
Stock options exercised	9				
Net purchases of Investment Shares	26	1			
Amortization of unearned compensation					
Purchase of Treasury Stock					(2,587)
Total fiscal 2000 comprehensive income					
Balance December 30, 2000	16,459	165	4,107	41	(3,907)
Net income					
Stock options exercised including tax benefit of $98	63				
Net purchases of Investment Shares	22				
Amortization of unearned compensation					
Purchase of Treasury Stock					(421)
Total fiscal 2001 comprehensive income					
Balance December 29, 2001	16,544	$ 165	4,107	$ 41	(4,328)

The accompanying notes are an integral part of these consolidated financial statements.

(For the three years ended December 29, 2001, December 30, 2000, and December 25, 1999)

(in thousands)	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stock-holder's Equity	Comprehensive Income
Balance December 26, 1998	$ 56,548	$ (219)	$ (1)	$ 25,495	$ -	$ 82,028	
Net income	11,080			11,080 $		11,080	
Stock options exercised							
Net purchases of Investment Shares	117	(47)				70	
Amortization of unearned compensation		107				107	
Realized loss on short-term investments			1			1	1
Purchase of Treasury Stock					(9,836)	(9,836)	
Total fiscal 1999 comprehensive income							11,081
Balance December 25, 1999	56,665	(159)	-	36,575	(9,836)	83,450	
Net income				11,239		11,239	11,239
Stock options exercised							
Net purchases of Investment Shares	209	(96)				114	
Amortization of unearned compensation	(15)	99				84	
Purchase of Treasury Stock					(21,198)	(21,198)	
Total fiscal 2000 comprehensive income							11,239
Balance December 30, 2000	56,859	(156)	-	47,814	(31,034)	73,689	
Net income				7,833		7,833	7,833
Stock options exercised, including tax benefit of $98	481					481	
Net purchase of Investment Shares	270	(151)				119	
Amortization of unearned compensation		95				95	
Purchase of Treasury Stock					(4,038)	(4,038)	
Total fiscal 2001 comprehensive income							$ 7,833
Balance December 29, 2001	$ 57,610	$ (212)	$ -	$ 55,647	$ (35,072)	$ 78,179	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Years ended December 29, 2001	December 30, 2000	December 25, 1999
Cash flows from operating activities:			
Net income	$ 7,833	$ 11,239	$ 11,080
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,658	6,442	5,907
Realized gain on sale of marketable equity security	(238)	(453)	-
Gain on disposal of fixed assets	(46)	(422)	(116)
Bad debt recovery	-	(225)	(313)
Deferred income taxes	1,874	1,742	1,072
Stock option compensation expense	95	84	107
Changes in assets and liabilities:			
Accounts receivable	(6,626)	3,840	(3,865)
Inventories	6,416	(83)	179
Prepaid expenses	694	761	(1,340)
Other current assets	94	(23)	1,156
Other assets	(755)	(87)	79
Accounts payable	4,695	(4,153)	(343)
Accrued expenses	(646)	881	(2,258)
Other long-term liabilities	(770)	(2,208)	2,457
Net cash provided by operating activities	19,278	17,335	13,802
Cash flows for investing activities:			
Purchases of property, plant and equipment	(3,271)	(5,602)	(3,765)
Proceeds on disposal of fixed assets	46	565	168
Proceeds on sale of marketable securities	10,238	10,463	-
Purchases of marketable securities	(10,000)	(10,010)	-
Acquisition of Cincinnati Brewery land and building	-	(897)	-
Net cash used in investing activities	(2,987)	(5,481)	(3,597)
Cash flows from financing activities:			
Purchase of treasury stock	(4,038)	(21,198)	(9,836)
Proceeds from exercise of stock options	383	-	-
Proceeds from sale of Investment Shares	150	175	87
Repurchase of Investment Shares	(31)	(62)	(17)
Payment of long-term debt	-	-	(10,000)
Net cash used in financing activities	(3,536)	(21,085)	(19,766)
Net increase (decrease) in cash and short-term investments	12,755	(9,231)	(9,561)
Cash and short-term investments at beginning of year	35,114	44,345	53,906
Cash and short-term investments at end of year	$ 47,869	$ 35,114	$ 44,345
Supplemental disclosure of cash flow information:			
Interest paid	$ 11	$ -	$ 276
Taxes paid	$ 7,446	$ 5,329	$ 8,251

The accompanying notes are an integral part of these consolidated financial statements.

A. ORGANIZATION AND BASIS OF PRESENTATION

The Boston Beer Company, Inc. (the "Company") and Subsidiaries are engaged in the business of brewing and selling malt beverages and cider products throughout the United States and in selected international markets.

Prior to December 31, 2000, the Company conducted its operations principally through Boston Beer Company Limited Partnership, a Massachusetts limited partnership (the "Partnership"), and certain other directly or indirectly wholly-owned subsidiaries. On November 20, 1995, in connection with the initial public offering of the Company's Class A Common Stock effected that date, the Company acquired certain limited partner interests in the Partnership and all of the outstanding capital stock of certain corporate partners, including the general partner, in exchange for 12,534,385 shares of the Company's Class A Common Stock and 4,107,355 shares of the Company's Class B Common Stock. All of the Class B shares were issued to C. James Koch, the sole stockholder of the Partnership's general partner.

Effective December 31, 2000, the Company reorganized its corporate structure and began operating under a newly formed, wholly-owned subsidiary, Boston Beer Corporation, a Massachusetts corporation. Other subsidiaries were merged into the Company and the Partnership distributed its assets and obligations to Boston Beer Corporation. This change did not affect the Company's consolidated results of operations, financial position, or cash flows.

In March 1997, the Samuel Adams Brewery Company, Ltd. ("SABC") acquired all of the brewery operations of a brewery in Cincinnati, Ohio (the "Cincinnati Brewery") and completed the acquisition of the real estate in November 2000.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year is a fifty-two or fifty-three week period ending on the last Saturday in December. The period for 2001 consisted of fifty-two weeks. The periods for 2000 and 1999 consisted of fifty-three weeks and fifty-two weeks, respectively.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Short-term Investments

Cash and short-term investments include cash on-hand and short-term, highly liquid investments.

Inventories

Inventories, which consist principally of hops, bottles, and packaging, are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. Expenditures for maintenance, repairs, and renewals are charged to expense and major improvements are capitalized. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income. Some of the Company's equipment is used by other brewing companies to produce the Company's products under contract (see Note I). The Company considers the life of such assets to be the shorter of 10 years or the life of the contract. Provision for depreciation is computed on the straight-line method based upon the estimated useful lives of the underlying assets as follows:

Kegs	3 to 5 years
Plant and machinery	10 years, or the life of the production agreement, whichever is shorter
Office equipment and furniture	3 to 5 years
Leasehold improvements	5 years, or the life of the lease, whichever is shorter
Building	15 years

Amortization of Goodwill

Goodwill represents the excess of the cost of the Cincinnati Brewery over the fair value of the net assets acquired upon the completion of the acquisition of the brewery operations in November 2000. Goodwill is being amortized using the straight-line method over its estimated life of 15 years in accordance with the provisions in Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets". Amortization expense charged to operations for 2001 and 2000 was $100,000 and $16,000 respectively. Effective December 30, 2001, goodwill will no longer be amortized as in accordance with the current accounting Standard, Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (see Recent Accounting Pronouncements).

Long-Lived Assets

The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 121,

"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 establishes procedures for review of recoverability and measurement of impairment if necessary, of long-lived assets, goodwill, and certain identifiable intangibles held and used by an entity. SFAS No. 121 requires that those assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of their carrying amount or fair value less estimated selling costs. As of December 29, 2001, management believes that there has not been any significant impairment of the Company's goodwill or other long-lived assets.

Income Taxes

Federal and State income taxes are recorded in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases using enacted tax rates.

Revenue Recognition

The Securities and Exchange Commission has published Staff Accounting Bulletin ("SAB") No. 101 to provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB No. 101 identifies basic criteria that must be met before registrants can record revenue. SAB No. 101 is effective for all fiscal years beginning no later than December 15, 1999. The Company's revenue recognition policy satisfies the criteria required under SAB No. 101 and no change in accounting policy was necessary in order to comply with this accounting bulletin. In accordance with SAB No. 101, the Company recognizes revenue when goods are shipped to customers. Additionally, the Company records an allowance for estimated returns, in compliance with SFAS No. 48, "Revenue Recognition When Right of Return Exists".

Shipping and handling costs

Costs incurred for the shipping of finished goods are included in advertising, promotional and selling expenses in the accompanying consolidated statement of operations. The Company incurred costs of $11.5 million, $12.9 million, and $10.8 million for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively.

Advertising and Sales Promotions

Advertising and sales promotional programs are charged to expense during the period in which they are incurred. Total advertising and sales promotional expense for the years ended December 29, 2001, December 30, 2000 and December 25, 1999, were $44.0 million, $41.5 million and $39.6 million, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of short-term investments and trade receivables. The Company places its short-term investments with high credit quality financial institutions. The Company sells primarily to independent beer and ale distributors across the United States. Receivables arising from these sales are not collateralized; however, credit risk is minimized as a result of the large and diverse nature of the Company's customer base. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Fair Value of Financial Instruments

As of December 29, 2001 and December 30, 2000, the carrying amounts for cash equivalents, accounts receivable, and accounts payable approximate their fair values due to the short-term maturity of these instruments.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value, or provide pro forma disclosure of net income (loss) and earnings (loss) per share in the notes to the consolidated financial statements as if the fair value method of accounting for employee stock compensation was applied. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized under SFAS No. 123 for the Company's stock option plans, and footnote disclosure is provided in Note J.

Earnings Per Share

The Company follows SFAS No. 128, "Earnings per Share". In accordance with this statement, basic earnings per share (EPS) is calculated by dividing net income by the weighted average common shares outstanding. Diluted EPS is calculated by dividing net income by the weighted average common shares and potentially dilutive securities outstanding during the period (see Note L).

Comprehensive Income

The Company follows SFAS No. 130, "Reporting Comprehensive Income". This statement established standards for reporting and displaying comprehensive income and its components. The components of comprehensive income include revenues, expenses, gains, and losses that are excluded from net income under current accounting standards, including foreign currency translation items and unrealized gains and losses on certain investments in debt and equity securities. The Company has presented the information required by SFAS No. 130 in the accompanying consolidated statements of stockholders' equity. The total comprehensive income reflects no significant adjustments to net income for the three years ending December 29, 2001.

Segment Reporting

The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established standards for reporting certain information about operating segments of an enterprise. Operating segments are defined based upon the way that management organizes financial information within the enterprise for making operating decisions and assessing performance.

Management organizes financial information by product line for purposes of making operating decisions and assessing performance. A key unit of measure used to assess performance and determine the appropriate allocation of resources is distributors' sales volume, or depletions. With the exception of the volume produced at the Cincinnati Brewery under contract arrangement with third parties, the Company has determined that the product line operating segments meet all of the aggregation criteria as defined by SFAS No. 131. Accordingly, these operating segments have been aggregated as a single operating segment. The volume produced at the Cincinnati Brewery under contract arrangement falls below the quantitative thresholds of SFAS No. 131 and accordingly, the disclosure requirements of SFAS No. 131 do not apply to this segment. Substantially all of the Company's sales and assets are within the United States.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current year's presentation.

Critical Accounting Policies

The computation of the excess inventory and purchase commitment reserve requires management to make certain assumptions regarding future sales growth, product mix, cancellation costs and supply, among others. Actual results may materially differ from management's estimates. The Company continues to manage inventory levels and purchase commitments in an effort to maximize utilization of hops on hand and hops under commitment. The Company's accounting policy for hops inventory and purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed forecasted needs. The Company will continue to manage hop inventory and contract levels, as necessary. The current levels are deemed adequate, based upon foreseeable future brewing requirements. The Company does not anticipate further material losses related to hop inventories or contract commitments within the foreseeable future. However, changes in management's assumptions regarding future sales growth, product, mix, and hop market conditions could result in future material losses (see Notes D and I).

Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires that all derivative financial instruments be reflected on the balance sheet at fair value, with changes in fair value recognized periodically in earnings or as a component of equity, depending on the nature of the underlying instrument being hedged. In the event that an entity does not effectively hedge against the underlying derivative, changes in the fair market value of the underlying derivative will be recognized currently in the income statement. In May 1999, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities-An Amendment of FASB Statement No. 133", which amended SFAS No. 133 and added guidance for certain derivative instruments and hedging activities. The new standard, SFAS No. 133 as amended by SFAS No. 138, requires recognition of all derivatives as either assets or liabilities at fair value. In addition, the Emerging Issues Task Force ("EITF") has issued a number of derivative related tentative and final consensuses. The Company typically enters into commitments to purchase hops that extend six years with various hop growers. These purchase contracts, which extend through crop year 2005, are denominated in the currency of the country in which the hops are grown. The Company believes that its purchase commitment contracts are excluded from the scope of SFAS No. 133. The adoption of SFAS No. 133, SFAS No. 138, and the EITF consensuses on December 31, 2000, did not have a material impact on either the Company's financial position or its results from operations.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 establishes that all business combinations will be accounted for using the purchase method. Use of the pooling-of-interests method is no longer allowed. The provisions of SFAS No. 141 are effective for all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and, generally, adopts a non-amortization and periodic impairment-analysis approach to goodwill and indefinitely-lived intangibles. SFAS No. 142 is effective for the Company's fiscal year ending December 30, 2002. The Company does not anticipate the adoption of these pronouncements to have a material effect upon its financial condition or results of operations. The Company recorded approximately $100,000 and $16,000 of goodwill amortization in 2001 and 2000, respectively, which will no longer be recorded under this statement.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which provides accounting requirements for retirement obligations associated with tangible long-lived assets. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction under the doctrine of promissory estoppel. SFAS No. 143 provides for a cumulative-effect approach to recognize transition amounts for the fair values of asset retirement obligations, asset retirement costs, and accumulated depreciation. The Company does not believe that the statement will have a material effect upon its financial condition or the results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 amends accounting and reporting standards for the disposal of segments of a business and addresses various issues related to the accounting for impairments or disposals of long-lived assets. The provisions of SFAS No. 144 are effective for the Company's fiscal year ending December 30, 2002. The Company is currently assessing the financial statement impact of this pronouncement and does not believe that the statements will have a material adverse effect upon its financial condition or the results of operations.

C. CASH AND SHORT-TERM INVESTMENTS

The Company invests in money market funds, short-term government backed securities, and high-grade commercial paper.

Cash equivalents and available-for-sale investments consisted of investments in money market funds. The cost of these investments (which approximates fair value) was $45.8 million and $25.7 million as of December 29, 2001 and December 30, 2000, respectively.

The Company's investments in government-backed securities and high-grade commercial paper mature in one year or less and are valued at amortized cost, which approximates fair value. The Company has the positive intent and ability to hold these securities until maturity. The aggregate fair value of investments held-to-maturity at December 29, 2001 and December 30, 2000 was $2.0 million and $9.4 million, respectively.

Sales proceeds and gross realized gains and losses on non-interest bearing securities classified as available-for-sale for the years ending December 29, 2001 and December 30, 2000 were (in thousands):

		2001		2000
Sale proceeds	$	10,238	$	10,463
Gross realized losses	$	-	$	-
Gross realized gains	$	238	$	453

There were no gains or losses on sales of securities realized in 1999.

D. INVENTORIES

Inventories for the years ended December 29, 2001 and December 30, 2000 consisted of the following (in thousands):

		2001		2000
Raw materials, principally hops	$	7,605	$	14,076
Work in process		773		782
Finished goods		945		881
	$	9,323	$	15,739

During 2001, the Company completed certain hop disposal transactions and cancelled certain hop future contracts. The total loss incurred on the disposal of inventory was $3.2 million which was recorded as cost of sales in the accompanying consolidated statements of operations. The transactions were deemed necessary in order to bring hop inventory levels and future contracts into balance with the Company's current brewing volume and hop usage, as the Company did not believe that these hop inventories and future hop contracts would be used by the Company within the foreseeable future (See Note I).

E. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment for the year ended December 29, 2001 and December 30, 2000 consisted of the following (in thousands):

		2001		2000
Kegs	$	22,019	$	20,744
Plant and machinery		20,150		20,545
Office equipment and furniture		6,467		5,721
Leasehold improvements		3,307		3,173
Land		350		350
Building		1,420		1,420
	$	53,713	$	51,953
Less accumulated depreciation		29,816		24,906
	$	23,897	$	27,047

The Company recorded depreciation expense related to these assets of

$6.4 million, $6.3 million and $5.8 million for the years ended December 29, 2001, December 30, 2000 and December 25, 1999, respectively.

F. ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses for the years ended December 29, 2001 and December 30, 2000 consisted of the following (in thousands):

	2001	2000
Advertising, promotional and selling expenses	$ 2,862	$ 3,441
Keg deposits	2,532	2,572
Employee wages and reimbursements	2,431	2,799
Accrued freight	767	717
Other accrued liabilities	4,604	4,411
	$ 13,196	$ 13,940

Other long-term liabilities for the years ended December 29, 2001 and December 30, 2000 consisted of the following (in thousands):

	2001	2000
Hop purchase commitments (see Note I)	$ 320	$ 1,184
Other long term liabilities	1,016	1,450
	$ 1,336	$ 2,634

G. LONG-TERM DEBT AND LINE OF CREDIT

The Company's existing credit facility provides a $15.0 million revolving line of credit (which expires on March 31, 2004) and an additional $30.0 million facility, borrowings under which convert to a term loan on March 31, 2002. On March 22, 2002, the Company completed negotiations for a new $45.0 million credit facility that will replace the existing credit facilities effective April 1, 2002. The new facility expires on March 31, 2007. The Company incurs an annual commitment fee of 0.15% on the unused portion of the facility and is obligated to meet certain financial covenants, including the maintenance of specified levels of tangible net worth and net income. As of December 29, 2001 and December 30, 2000, the Company was in compliance with these covenants. There were no amounts outstanding under the Company's credit facilities as of December 29, 2001 and December 30, 2000.

H. INCOME TAXES

Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 29, 2001 and December 30, 2000 are as follows (in thousands):

	2001			2000		
	Current	Long-Term	Total	Current	Long-Term	Total
Deferred tax assets:						
Incentive option plan	$ 366	$ 328	$ 694	$ -	$ 366	$ 366
Accrued expenses not currently deductible	542	-	542	471	-	471
Reserves	1,309	413	1,722	1,647	480	2,127
Deferred compensation	-	196	196	178	42	220
Long-term contracts	-	808	808	-	907	907
Capital loss carryforward	-	27	27	-	120	120
Other	74	-	74	119	-	119
Deferred tax assets	2,291	1,772	4,063	2,415	1,915	4,330
Less: Valuation allowance	-	(27)	(27)	-	(120)	(120)
Total deferred tax assets	2,291	1,745	4,036	2,415	1,795	4,210
Deferred tax liabilities:						
Depreciation	-	(3,550)	(3,550)	-	(3,628)	(3,628)
Hop inventory loss	-	(1,778)	(1,778)	-	-	-
Net deferred tax assets (liabilities)	$ 2,291	$ (3,583)	$ (1,292)	$ 2,415	$ (1,833)	$ 582

Based upon prior earnings history and expected future taxable income, the Company does not believe that a valuation allowance is required for the net deferred tax asset, except for the asset pertaining to the capital loss carry-forward.

Significant components of the income tax provision (benefit) for income taxes for the years ended December 29, 2001, December 30, 2000 and December 25, 1999 are as follows (in thousands):

	2001	2000	1999
Current:			
Federal	$ 2,267	$ 4,782	$ 5,483
State	1,243	1,287	1,455
Total current	3,510	6,069	6,938
Deferred:			
Federal	1,495	1,377	748
State	379	365	324
Total deferred	1,874	1,742	1,072
Total income tax provision	$ 5,384	$ 7,811	$ 8,010

	2001	2000	1999
Statutory rate	35.00%	35.00%	35.00%
State income tax, net of federal benefit	4.53%	5.53%	5.53%
Meals and entertainment	1.96%	1.23%	1.07%
Effect of capital loss carryforward	(.71%)	(.96%)	-
Other	(.04%)	.21%	.36%
	40.74%	41.01%	41.96%

I. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

In the normal course of business, the Company enters into various production agreements with brewing companies. These agreements are cancelable by the Company and by the brewing companies with advance written notice. Title to beer products brewed under contract arrangement remains with the brewing company until the brewery ships the beer. The Company is required to reimburse the supplier for all unused raw materials and beer products on termination of these production contract agreements. There was approximately $2.1 million and $1.8 million of raw materials and beer products in process at the brewing companies for which the Company was liable as of December 29, 2001 and December 30, 2000, respectively. Purchases of the Company's finished goods under these contract arrangements for the years ended December 29, 2001, December 30, 2000, and December 25, 1999 were approximately $23.8 million, $26.7 million, $23.2 million, respectively.

The Company has entered into contracts for the supply of a portion of its hops requirements. These purchase contracts, which extend through crop year 2005, specify both the quantities and prices to which the Company is committed. The prices are denominated in German marks. Hop purchase commitments outstanding at December 29, 2001 totaled $8.0 million. Purchases under these contracts for the years ended December 29, 2001, December 30, 2000, and December 25, 1999 were approximately $942,000, $2.8 million, $4.5 million, respectively.

With the unexpected decline in sales experienced in the late 1990's and the discontinuation of certain beer styles, improvement of the Company's manufacturing processes and higher brewing values in recent crops, the Company has experienced an increase in hop inventory and an excess of purchase commitments. At the same time, there has also been a decline in the current market prices of hops estimated to be between 20% and 80% of the Company's historical costs, which appears to be due to certain hop varieties exceeding normal demand and to changes in foreign exchange rates. These declines appear to be non-temporary in nature.

During 2001, the Company completed certain hop disposal transactions and cancelled certain hop future contracts. The total charge incurred during 2001 related to the disposal of hop inventories was approximately $3.2 million. The total charge recorded during 2001, net of recoveries, related to the reserve for excess hops inventory and fees associated with the cancellation of contracts was approximately $477,000. The transactions were deemed necessary in order to bring hop inventory levels and future contracts into balance with the Company's current brewing volume and hop usage, as the Company did not believe that these hop inventories and future hop contracts would be used by the Company within the foreseeable future.

The Company recorded charges of $530,000 and $1.1 million related to the reserve for excess hops inventory and fees associated with the cancellation of contracts during the years ended December 30, 2000 and December 25, 1999, respectively.

The computation of the excess inventory and purchase commitment reserve requires management to make certain assumptions regarding future sales growth, product mix, cancellation costs and supply, among others. Actual results may materially differ from management's estimates. The Company continues to manage inventory levels and purchase commitments in an effort to maximize utilization of hops on hand and hops under commitment. The Company's accounting policy for hops inventory and purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed forecasted needs. No losses are recognized on hops that will be used in production since the difference between the spot price of hops and contracted price is more than offset by the margin on the ultimate sale of the Company's products. The Company will continue to manage hop inventory and contract levels, as necessary. The current levels are deemed adequate, based upon foreseeable future brewing requirements. The Company does not anticipate further material losses related to hop inventories or contract commitments within the foreseeable future. However, changes in management's assumptions regarding future sales growth, product, mix, and hop market conditions could result in future material losses.

The Company had outstanding purchase commitments principally related to advertising contracts of approximately $1.2 million, $300,000 and $7.9 million at December 29, 2001, December 30, 2000, and December 25, 1999, respectively.

The Company's contracts with its supplying breweries periodically require it to purchase fixed assets in support of brewery operations. Fixed asset purchases at certain brewery locations during the next 12 months are anticipated to be approximately $1.5 million, but this amount could vary significantly should there be a change in existing production agreements.

Lease Commitments

The Company has various operating lease agreements primarily involving real estate. Terms of the leases include, in some instances, purchase options, renewals, and maintenance costs and vary by lease. These lease obligations expire at various dates through 2009.

Minimum annual rental payments under these agreements are as follows (in thousands):

2002	$	1,168
2003		1,136
2004		1,105
2005		1,083
2006		839
Thereafter		341
	$	5,672

Rent expense for the years ended December 29, 2001, December 30, 2000, and December 25, 1999 were approximately $985,000, $1.0 million, and $959,000 respectively.

Litigation

Two complaints were filed against the Company in 2000 relating to its use of the word "BoDean's" in connection with its BoDean's Twisted Tea product produced in 2000. Both of the lawsuits have been settled. Neither suit, nor the two suits in combination, had a materially adverse impact on the results of operation, cash flow, or financial position of the Company.

The Company is party to certain claims and litigation in the ordinary course of business. The Company does not believe any of these proceedings will, individually or in the aggregate, have a material adverse effect upon its financial condition or results of operations.

J. COMMON STOCK

Employee Stock Compensation Plan

On November 20, 1995, the Company adopted the Employee Equity Incentive Plan (the "Equity Plan"), which provided for the grant of Management Options, Discretionary Options and Investment Shares to employees of the Company. The Equity Plan was, in part, the successor to the Partnership's 1995 Management Option Plan, which was, in turn, the successor to a series of the Partnership's Incentive Share Plans. In connection with the recapitalization, the grants under the Partnership's Incentive Share Plans became grants to acquire Class A Common Stock, subject to the same conversion ratio as applied generally to the conversion of partnership units into shares of stock in the Company. The Equity Plan was amended effective December 19, 1997 to delete the provision that had permitted the grant of Management Options that had been granted at $0.01 per share and to provide for an additional 1.0 million authorized shares and subsequently amended on December 14, 2001 to provide for an additional 1.0 million authorized shares. The Plan is administered by the Board of Directors of the Company, based on recommendations received from the Compensation Committee of the Board of Directors, including grants of Discretionary Options. The Compensation Committee consists of non-employee directors.

The Investment Share feature of the Equity Plan permits employees who have been with the Company for at least one year to purchase shares of Class A Common Stock at a discount from current market value of 0% to 40%, based on the employee's tenure with the Company. Investment Shares vest ratably over a five-year period. Participants may pay for these shares either up front or through payroll deductions over an eleven-month period. The Company recognized employee-related compensation expense for this feature of the Equity Plan of $95,000, $84,000, and $107,000 under the described programs for the years ending December 29, 2001, December 30, 2000, and December 25, 1999, respectively.

The Company has reserved 3.7 million shares of Class A Common Stock for issuance pursuant to the Equity Plan, of which 2.3 million and 2.1 million were granted and not cancelled at December 29, 2001 and December 30, 2000, respectively.

Non-Employee Options

On May 21, 1996, the Board of Directors and the Class B Stockholder of the Company adopted a Stock Option Plan for Non-Employee Directors of the Company (the "Non-Employee Director Plan"), pursuant to which each non-employee director of the Company was granted an option to purchase shares of the Company's Class A Common Stock upon election or re-election to the Board. The Non-Employee Director Plan was amended on December 19, 1997 to change the term of the options granted there under, and was further amended as of May 30, 2000 to increase each annual option grant. On December 14, 2001, the Board of

Directors amended the Plan to provide for an additional 100,000 authorized shares reserved for issuance. The Company accounts for these non-employee options in accordance with APB Opinion No. 25.

The Company has reserved 200,000 shares of Class A Common Stock for issuance pursuant to the Non-Employee Director Option Plan, of which 95,000 and 70,000 were granted and not cancelled at December 29, 2001 and December 30, 2000, respectively.

The Company has granted Stock Appreciation Rights ("SARs") to certain non-employees in consideration for services, of which 98,425 were issued and outstanding at December 29, 2001 and December 30, 2000. The Company is obligated to pay cash relating to the settlement of these SARs if so elected by the holder of the SARs. The Company has recorded compensation expense of $805,000 and $105,000 for the years ended December 29, 2001 and December 30, 2000, respectively to account for the appreciation of the stock and related liability to the holders of the SARs. The liability to reimburse the parties for the exercise of the SARs is included in Accrued Expenses on the accompany consolidated balance sheet.

Information related to options under the Equity Plan, the Non-Employee Director Option Plan and the SARs are as follows:

	Shares	Option Price		Weighted Average Exercise Price
Outstanding at December 26, 1998	970,768	$ 0.01	- $ 20.69	$ 10.58
Granted	385,925	$ 7.75	- $ 16.88	$ 9.52
Canceled	(124,644)	$ 0.01	- $ 20.69	$ 10.57
Exercised	(15,344)	$ 0.01	- $ 0.01	$ 0.01
Outstanding at December 25, 1999	1,216,705	$ 0.01	- $ 18.56	$ 10.39
Granted	638,500	$ 7.16	- $ 20.69	$ 8.78
Canceled	(401,696)	$ 0.01	- $ 20.69	$ 11.47
Exercised	(10,610)	$ 0.01	- $ 8.44	$ .90
Outstanding at December 30, 2000	1,442,899	$ 0.01	- $ 18.56	$ 9.45
Granted	299,500	$ 8.84	- $ 9.24	$ 8.88
Canceled	(48,287)	$ 0.01	- $ 8.84	$ 7.90
Exercised	(60,828)	$ 0.01	- $ 8.44	$ 6.29
Outstanding at December 29, 2001	1,633,284	$ 0.01	- $ 18.56	$ 9.76

Options exercisable were 835,144, 672,204 and 626,858 at December 29, 2001, December 30, 2000 and December 25, 1999, respectively.

Under the Equity Plan, Investment Shares purchased and vested for the years ended December 29, 2001, December 30, 2000 and December 25, 1999 were as follows:

	2001	2000	1999
Purchased	29,140	38,202	73,868
Vested	9,072	6,881	42,599

The Company follows the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", and applies APB Opinion No. 25 and related interpretations for the Equity Plan and the Non-Employee Plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net income and earnings per share for the years ended December 29, 2001, December 30, 2000 and December 25, 1999 would have been reduced to the pro forma amounts indicated below (in thousands, except share amounts):

	2001		2000		1999	
	Net Income	Earnings Per Share	Net Income	Earnings Per Share	Net Income	Earnings Per Share
As Reported - Basic	$ 7,833	$ 0.48	$ 11,239	$ 0.62	$ 11,080	$ 0.54
As Reported - Diluted	$ 7,833	$ 0.47	$ 11,239	$ 0.62	$ 11,080	$ 0.54
Pro forma - Basic	$ 7,278	$ 0.44	$ 10,746	$ 0.60	$ 10,583	$ 0.52
Pro forma - Diluted	$ 7,278	$ 0.44	$ 10,746	$ 0.59	$ 10,583	$ 0.52

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Volatility	35.8%	36.5%	38.0%
Expected life of option	6.0 years	6.5 years	6.5 years
Risk free interest rate	4.67%	5.18%	6.57%
Dividend yield	0%	0%	0%

The weighted average fair value of stock options granted in 2001, 2000, and 1999 was $3.03, $3.15, and $4.38, respectively.

Because some options vest over several years and additional awards may be made each year, the pro forma amounts above may not be representative of the effects on net income for future years.

The following table summarizes information about stock options outstanding at December 29, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercisable Price	Number Exercisable	Weighted Average Exercise Price
$ 0.01 - $ 0.01	21,036	2.41 years	$ 0.01	19,876	$ 0.01
$ 7.16 - $ 9.53	1,186,085	6.80 years	$ 8.53	543,105	$ 8.73
$ 11.09 - $ 14.77	366,663	5.77 years	$ 13.25	262,163	$ 13.23
$ 16.88 - $ 18.56	59,500	3.69 years	$ 17.61	10,000	$ 18.56
$ 0.01 - $ 18.56	1,633,284	6.40 years	$ 9.81	835,144	$ 10.05

Stock Repurchase Program

The Board of Directors have approved up to $45.0 million for the repurchase of the Company's Class A Common Stock. Through December 29, 2001, the Company has repurchased a total of approximately 4.3 million shares of its Class A Common Stock for an aggregate purchase price of $35.1 million. The Company continues to generate significant positive cash flows.

K. 401(K) SAVINGS PLAN AND MULTI-EMPLOYER BENEFIT PLANS

In 1993, the Company established the Boston Beer Company 401(k) Plan (the "Plan"). The Plan is a defined contribution plan that covers a majority of the Company's employees. Participants may make voluntary contributions up to 15% of their annual compensation. The Company made contributions to the Plan in each of the three years ended December 29, 2001, December 30, 2000 and December 25, 1999 of $407,000, $353,000 and $325,000, respectively.

In 1997, the Company established The Samuel Adams Brewery Company, Ltd. 401(k) Plan for Represented Employees (the "Represented Employee Plan"). The Represented Employee Plan is a defined contribution plan that covers certain hourly paid workers at the Cincinnati Brewery. Participants may make voluntary contributions up to 20% of their annual compensation. The Company does not make contributions to the Represented Employee Plan, but does incur immaterial maintenance costs.

The Samuel Adams Local Union #1199 Defined Benefit Pension Plan covers certain hourly paid workers at the Cincinnati Brewery. The Company has contributed approximately $50,000 per year to this plan. Two Multi-Employer Retirement Plans also cover certain hourly paid workers in Cincinnati. The Company has contributed approximately $20,000 per year to these plans. The Company's accumulated benefits obligations and plan assets pertaining to such plans are not material to the Company's financial position.

L. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted earnings per share in accordance with SFAS No. 128 (in thousands):

	2001	2000	1999
Net income	$ 7,833	$ 11,239	$ 11,080
Shares used in net income per common share - basic	16,413	18,056	20,413
Dilutive effect of potential common shares	177	53	46
Shares used in net income per common share - diluted	16,590	18,109	20,459
Net income per common share – basic	$ 0.48	$ 0.62	$ 0.54
Net income per common share – diluted	$ 0.47	$ 0.62	$ 0.54

Options to purchase 426,000, 1.0 million, and 1.0 million shares of Class A Common Stock were outstanding but not included in computing diluted EPS because their effects were anti-dilutive as of December 29, 2001, December 30, 2000 and December 25, 1999 respectively.

M. VALUATION AND QUALIFYING ACCOUNTS

The information required to be included in Schedule II, Valuation and Qualifying Accounts, for the years ended December 29, 2001, December 30, 2000 and December 25, 1999 is as follows (in thousands):

Allowance for Doubtful Accounts	Balance at Beginning of Period	Net Provision (Recovery)	Net Additions (Deductions)	Balance at End of Period
2001	$ 625	$ -	$ -	$ 625
2000	$ 1,000	$ (225)	$ (150)	$ 625
1999	$ 1,309	$ (313)	$ 4	$ 1,000

Deductions from allowance for doubtful accounts represent the write-off of uncollectable balances.

N. QUARTERLY RESULTS (UNAUDITED)

In management's opinion, this unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future quarters.

	For Quarters Ended							
(in thousands)	Dec. 29, 2001	Sept. 29, 2001	June 30, 2001	March 31, 2001	Dec. 30, 2000	Sept. 23, 2000	June 24, 2000	March 25, 2000
Barrels sold	290	301	304	270	313	302	336	290
Sales	$ 52,608	$ 54,515	$ 53,877	$ 46,218	$ 54,362	$ 51,221	$ 57,246	$ 49,276
Less excise taxes	5,239	5,410	5,244	4,542	5,495	5,230	5,807	5,019
Net sales	47,369	49,105	48,633	41,676	48,867	45,991	51,439	44,257
Cost of sales	24,430	20,397	19,429	17,437	22,395	19,831	22,216	19,615
Gross profit	22,939	28,708	29,204	24,239	26,472	26,160	29,223	24,642
Advertising, promotional and selling expenses	25,380	21,168	18,369	15,207	20,995	20,108	20,595	16,140
General and administrative expenses	3,571	3,121	3,110	3,727	3,573	2,935	3,048	2,983
Total operating expenses	28,951	24,289	21,479	18,934	24,568	23,043	23,643	19,123
Operating income (loss)	(6,012)	4,419	7,725	5,305	1,904	3,117	5,580	5,519
Other income (expenses), net	496	357	363	564	1,023	738	527	642
Income (loss) before provision (benefit) for income taxes	(5,516)	4,776	8,088	5,869	2,927	3,855	6,107	6,161
Provision (benefit) for income taxes	(2,429)	2,021	3,372	2,420	1,039	1,619	2,565	2,588
Net income (loss)	$ (3,087)	$ 2,755	$ 4,716	$ 3,449	$ 1,888	$ 2,236	$ 3,542	$ 3,573
Earnings (loss) per share – basic	$ (0.19)	$ 0.17	$ 0.29	$ 0.21	$ 0.11	$ 0.12	$ 0.19	$ 0.19
Earnings (loss) per share – diluted	$ (0.19)	$ 0.17	$ 0.29	$ 0.21	$ 0.11	$ 0.12	$ 0.19	$ 0.19
Weighted average shares – basic	16,312	16,409	16,431	16,485	17,032	18,117	18,264	18,859
Weighted average shares – diluted	16,312	16,568	16,534	16,579	17,103	18,187	18,327	18,905

Directors and Officers

Directors

Pearson C. Cummin, III
General Partner
Consumer Venture Partners

Robert N. Hiatt
Retired Chairman
Maybelline, Inc.

James C. Kautz
Retired Partner
The Goldman Sachs Group, L.P.

C. James Koch
Chairman
The Boston Beer Company, Inc.

Charles Joseph Koch
Retired Co-owner
Chemicals, Inc.

Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.

John B. Wing
Chairman and Chief Executive Officer
Wing Aviation, Inc.

Officers

C. James Koch
Chairman and Clerk

Martin F. Roper
President and Chief Executive Officer

Richard P. Lindsay
Chief Financial Officer and Treasurer

Jeffrey D. White
Chief Operating Officer

Robert H. Hall
Vice President of Brand Development

Corporate and Investor Information

General Information

Corporate Offices

The Boston Beer Company, Inc.
75 Arlington Street
Boston, MA 02116
Tel: (617) 368-5000
Fax: (617) 368-5500

Annual Meeting

The annual meeting of shareholders will be held on Tuesday, May 21, 2002 at 10:00 a.m. at The Brewery, 30 Germania Street, Boston, MA. To attend the annual meeting, please call (800) 372-1131, ext. 5050.

Stock Data

The Class A Common Stock of The Boston Beer Company, Inc. is traded on the New York Stock Exchange under the symbol SAM.

Direct Stock Purchase Plan

Information about The Boston Beer Company's Direct Stock Purchase Plan, as administered by Mellon Investor Services, may be obtained by calling (888) 877-2890 or on the Internet at www.mellon-investor.com.

Form 10-K

For more detailed discussions, please refer to the Company's annual report on Form 10-K. A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to the Treasurer at the address of the Corporate Office or on the Internet at http://www.sec.gov, or http://www.bostonbeer.com.

Form 10-Q

The Company's quarterly reports to the Securities and Exchange Commission on Form 10-Q are filed electronically and are available on the Internet at http://www.sec.gov, or http://www.bostonbeer.com.

Transfer Agent and Registrar

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(888) 877-2890

Company Information

For a copy of the Annual Report or additional information, call (800) 372-1131, ext. 5108 or write to:

The Boston Beer Company, Inc.
Investor Relations Department
75 Arlington Street
Boston, MA 02116

The Company's World Wide Web Address

http://www.samadams.com and http://www.bostonbeer.com.

Trademarks

Samuel Adams, Sam Adams, Samuel Adams Boston Lager, Sam Adams Light, Sam Adams Utopias MMII, Twisted Tea, and *HardCore* are trademarks of Boston Beer Corporation.

BACKPAGE: beer glossary

no•ble hops 1: pinecone shaped flowers in cannabis family of plants. 2: impossible to find in the United States Rare. 3: grown only in four small areas in Europe; three in Germany, and one in Bohemia.

sku•nky 1: flavor in beer that is an unmistakable sign of poor quality or improper storage. 2: usually occurs when light passes through green or clear bottle.

ox•i•da•tion 1: chemical reaction that produces staleness. 2: caused when beer is stored for an undue length of time. 3: rate of oxidation increases dramatically as temperatures rise. 4: most commonly associated with beers that travel great distances before reaching drinker.

Bel•gian lace 1: beautiful, white latticework of foam from the head of the beer that clings on the glass after drinker takes a sip. 2: rarely found in association with a wimpy mass-produced beer. 3: unrelated to women's clothing.

or•chi•da•ceous 1: descriptive term for the aroma of a great beer. 2: commonly uttered by Jim Koch while on the radio. 3: forever associated with Sam Adams.

THE BOSTON BEER COMPANY, INC.
75 Arlington Street Boston, MA 02116
ph: 617.368.5000 • fax: 617.368.5500


SAMUEL ADAMS
THE BOSTON BEER COMPANY
SAMUEL ADAMS
BOSTON LAGER
BREWER ★ PATRIOT